SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM U5S

                          ANNUAL REPORT

              For the year ended December 31, 1998

                      Filed pursuant to the
          Public Utility Holding Company Act of 1935 by

                     ALLEGHENY ENERGY, INC.
                      10435 Downsville Pike
                Hagerstown, Maryland  21740-1766

         FORM U5S - ANNUAL REPORT

        For the Calendar Year 1998

                   ITEMS



ITEM 1.  SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1998

                                                        Number of       % of     Issuer's     Owner's
                                             Type of      Common       Voting      Book         Book
          Name of Company                    Company    Shares Owned    Power       Value       Value
                                                                                (Thousands of Dollars)

Allegheny Energy, Inc. (AYE)                Holding
 Allegheny Power Service Corporation(APSC)  Service         5,000        100    $     50     $     50
 Monongahela Power Company (MP)             Electric    5,891,000        100     570,189      570,189
 The Potomac Edison Company (PE)            Electric   22,385,000        100     762,912      764,378
 West Penn Power Company (1) (WPP)          Electric   24,361,586        100     732,161      745,773
  West Virginia Power and
   Transmission Company*                       (2)         30,000        100       3,509        3,504
    West Penn West Virginia
     Water Power Company*                      (3)              5        100          (5)           1
     Unsecured debt                                                                   14           14
AYP Capital, Inc. (AYP)                        (4)            100        100      19,715       19,715
 AYP Energy, Inc.                              (5)            100        100       3,932        3,932
 Allegheny Communications Connect, Inc.        (6)            100        100       6,526        6,526
 Allegheny Energy Solutions, Inc.              (7)            100        100          63           63
Ohio Valley Electric Corporation (OVEC)        (1) (8)     12,500      12-1/2      1,505        1,250
 Indiana-Kentucky Electric Corporation (IKEC)  (8)         17,000        100       3,400        3,400




Subsidiaries of More Than One
 System Company

Allegheny Generating Company (AGC)         Generating
 Owners:
  Monongahela Power Company                                   270        27       44,626       44,626
  The Potomac Edison Company                                  280        28       46,279       46,279
  West Penn Power Company                                     450        45       74,374       74,374

Allegheny Pittsburgh Coal Company* (APC)       (9)
 Owners:
  Monongahela Power Company                                 2,500        25       (3,264)      (3,264)
   Unsecured debt                                                                  3,495        3,495
  The Potomac Edison Company                                2,500        25       (3,264)      (3,264)
   Unsecured debt                                                                  3,617        3,617
  West Penn Power Company                                   5,000        50       (6,528)      (6,528)
   Unsecured debt                                                                  7,061        7,061


  *Inactive

(1) Exempt from registration as a holding company under Section 3(a) pursuant to Rule 2.
(2) Owns land for power development.
(3) Owns land for water power development.
(4) Unregulated nonutility
(5) Bulk power marketer.  See paragraph below.
(6) Exempt telecommunications company.  See paragraph below.
(7) Unregulated marketer of electric energy and other energy related services. See paragraph below
(8) Allegheny Energy, Inc. owns 12-1/2% of the capital stock of Ohio Valley Electric Corporation, the balance owned by unaffiliated companies. Ohio Valley Electric Corporation owns 100% of the capital stock of Indiana-Kentucky Electric Corporation. These companies were formed October 1,
    1952, to build electric generating facilities to supply power under a long-term contract to the Energy Research and Development Administration's (formerly Atomic Energy Commission) uranium diffusion project at Portsmouth, Ohio. See Holding Company Act Release No. 11578.
(9) Owns coal reserves as a long-term resource.
             ****************
          In 1994, AYE formed a new subsidiary AYP Capital, Inc. (AYP). AYP, incorporated in Delaware, is an unregulated, wholly owned nonutility. AYP was formed in an effort to meet the challenges of the new competitive environment in the industry. AYP Capital has two wholly owned subsidiaries which were formed in 1996, AYP Energy, Inc. (AYP Energy) and Allegheny Communications Connect, Inc. (ACC). AYP Energy is a bulk power marketer. ACC is an exempt telecommunications company under the Public Utility
    Holding Company Act of 1935 (PUHCA) ACC's purpose is to develop nonutility opportunities in the deregulated communications market.

         In 1997 AYP Capital, Inc. formed Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions), a new unregulated company to market electric energy to retail customers in deregulated retail markets and to participate in the Pennsylvania pilot program as an alternate supplier to customers within and outside the West Penn Power Company service are, using electricity it purchased from the competitive wholesale market. Because of organizational efficiencies available in an alternate corporate structure, Allegheny Energy Solutions no longer competes in deregulated energy markets as of January 1999. The limited liability company formed between Allegheny Energy Solutions and DQEnergy Partners, Inc., a subsidiary of DQE, Inc. will no longer participate in the Pennsylvania pilot program.

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS.

          None.

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
          SECURITIES.

          None, except as reported in certificates filed pursuant to Rule 24, Form U-6B-2, Form 10-K 1998, and Schedules
          IX for Monongahela Power Company, The Potomac Edison
          Company, and West Penn Power Company.

ITEM 4.  ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES

         Calendar Year 1998
   (Dollar Amounts in Thousands)


                                          Name of
                                          Company
                                         Acquiring,
                                         Redeeming,
                                         or Retiring   Number of Shares or Principal Amount                 Commission
Name of Issuer and Title of Issue        Securities   Acquired     Redeemed   Retired       Consideration  Authorization


The Potomac Edison Company:
  6.30% Greene County Pollution
    Control Bonds                        PE                          $4,000    $4,000        $4,000          Rule 42
  6.30% Pleasants County Pollution
    Control Bonds                        PE                         $30,000   $30,000       $30,000          Rule 42
  8-7/8% First Mortgage Bonds            PE                         $50,000   $50,000       $52,655          Rule 42


Monongahela Power Company:
  6-7/8% Three-County Pollution
    Control Bonds                        MP                         $19,100   $19,100       $19,100          Rule 42
  6.30% Greene County Pollution
    Control Bonds                        MP                          $2,560    $2,560        $2,560          Rule 42
  6.40% Greene County Pollution
    Control Bonds                        MP                          $4,000    $4,000        $4,000          Rule 42
  6-3/8% Pleasants County Pollution
    Control Bonds                        MP                         $17,500   $17,500       $17,500          Rule 42
  8-1/2% First Mortgage Bonds            MP                         $65,000   $65,000       $68,530          Rule 42


West Penn Power Company
  6.10% Greene County Pollution
    Control Bonds                        WP                         $14,435   $14,435       $14,435          Rule 42
  6-1/8% Pleasants County Pollution
    Control Bonds                        WP                         $45,000   $45,000       $45,000          Rule 42
  5-1/2% First Mortgage Bonds            WP                        $102,000  $102,000      $102,000          Rule 42


Allegheny Generating Company
  7.89% Medium-Term Notes                AGC                         $2,000    $2,000        $2,000          Rule 42
  7.92% Medium-Term Notes                AGC                         $3,000    $3,000        $3,000          Rule 42
  7.93% Medium-Term Notes                AGC                         $5,000    $5,000        $5,000          Rule 42
  5.75% Medium-Term Notes                AGC                        $50,000   $50,000       $50,000          Rule 42


ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES.

1. Eight investments aggregating $112,685, one of which at $82,000 is related to industrial development.

2.        None


ITEM 6.   OFFICERS AND DIRECTORS

Part 1. Names, principal business addresses, and positions of executives, officers and directors of all system companies as of December 31, 1998.

The following symbols are used in the tabulation:

CH     Chairman               X    Member of Executive Committee

P      President              A    Member of Audit Committee

SVP    Senior Vice President  F    Member of Finance Committee

VP     Vice President         O    Member of Operating Committee

T      Treasurer              M    Member of Management Review and
                                     Director Affairs Committee

S      Secretary              NB   Member of New Business Committee

                              S    Member of Strategic Affairs
                                     Committee

C      Controller             df   Director's fees

D      Director               s    Salary

PART I    Continued

                                             Allegheny                                    The             West
                          Allegheny          Power                         Monongahela    Potomac         Penn
                          Energy,            Service       AYP Capital     Power          Edison          Power
                          Inc.               Corporation   Inc.            Company        Company         Company
Charles S. Ault                              s                                                            VP
  800 Cabin Hill Drive
  Greensburg, PA

Eileen M. Beck            S                  s S           S              S               S               S
  10435 Downsville Pike
  Hagerstown, MD

David C. Benson                              VP s
  800 Cabin Hill Drive
  Greensburg, PA

Regis F. Binder           VP T(1)            s VP T(1)     VP T(2)        T(1)            T(1)            T(1)
  10435 Downsville Pike
  Hagerstown, MD

Nancy L. Campbell (3)     VP T               s VP T        VP T           T               T               T
  10435 Downsville Pike
  Hagerstown, MD

Donald F. Feenstra                           VP s
  800 Cabin Hill Drive
  Greensburg, PA

Richard J. Gagliardi      VP                 s VP          VP D
  10435 Downsville Pike
  Hagerstown, MD

Thomas K. Henderson       VP                 s VP          D VP           VP              VP              VP
  10435 Downsville Pike
  Hagerstown, MD

Kenneth M. Jones          VP C(4)            s VP          VP D(5)
  10435 Downsville Pike
  Hagerstown, MD

Thomas J. Kloc            VP(1) C(1)         VP(1) C s     D(2) C VP(6)   C               C               C
  10435 Downsville Pike
  Hagerstown, MD

James D. Latimer                             s                            VP              VP              VP
  10435 Downsville Pike
  Hagerstown, MD

Michael P. Morrell        SVP                SVP s         D VP           D VP            D VP            D VP
  10435 Downsville Pike                                    O              O               O               O
  Hagerstown, MD

Alan J. Noia              P D X F NB         s CH P D X    CH D P         D CH X          D CH X          D CH X
  10435 Downsville Pike   CH                               O              O               O               O
  Hagerstown, MD


(1)  Elected 12-1-98
(2)  Elected  2-1-99
(3)  Retired 12-1-98
(4)  Resigned as Controller 12-1-98
(5)  Resigned 2-8-99
(6)  Elected 2-23-99

PART I    Continued

                                             Allegheny                                    The             West
                          Allegheny          Power                         Monongahela    Potomac         Penn
                          Energy,            Service       AYP Capital     Power          Edison          Power
                          Inc.               Corporation   Inc.            Company        Company         Company


Karl V. Pfirrmann                            s VP
  800 Cabin Hill Drive
  Greensburg, PA

Jay S. Pifer              SVP                s SVP         D VP O        P D O            P D O           P D O
  800 Cabin Hill Drive
  Greensburg, PA

Victoria V. Schaff        VP                 s VP
  10435 Downsville Pike
  Hagerstown, MD

Peter J. Skrgic           SVP                s SVP         VP D O        D O VP           VP D O          D O VP
  800 Cabin Hill Drive
  Greensburg, PA

Robert R. Winter                             s                           VP               VP              VP
  800 Cabin Hill Drive
  Greensburg, PA

                                         6

PART I    Continued

                                             Allegheny                                    The             West
                          Allegheny          Power                         Monongahela    Potomac         Penn
                          Energy,            Service       AYP Capital     Power          Edison          Power
                          Inc.               Corporation   Inc.            Company        Company         Company



Eleanor Baum              df D F M           D                           df D             df D            df D
  51 Astor Pl.
  NY, NY

William L. Bennett        df D A NB S        D                           df D             df D            df D
  3501 Frontage Road
  Tampa, FL

Wendell F. Holland        df D A NB          D                           df D             df D            df D
  1025 Laurel Oak Road
  Voorhees, NJ

Phillip E. Lint           df D a F NB        D                           dfD              df D            df D
  19 High Point Road      S
  Westport, Ct

Frank A. Metz, Jr.        df D F M X         D X                         df D X           df D X          df D X
  P. O. Box 26            S
  Sloatsburg, NY

Steven H. Rice            df D X F M         D X                         df D X           df D X          df D X
  999 Bedford Street      S
  Stamford, CT 06905

Gunnar E. Sarsten         df D NB M          D                           df D             df D            df D
  11436 Scarborough's     S
  Neck Road
  P.O. Box 459
  Belle Haven, VA



PART I    Continued

                                             Allegheny                                    The             West
                          Allegheny          Power                         Monongahela    Potomac         Penn
                          Energy,            Service       AYP Capital     Power          Edison          Power
                          Inc.               Corporation   Inc.            Company        Company         Company


Coulter R. Boyle, III
  110 E. Wayne Street
  Fort Wayne, IN

John D. Brodt
  P.O. Box 468
  Piketon, OH

E. Linn Draper, Jr.
  1 Riverside Plaza
  Columbus, OH

Donald R. Feenstra
  800 Cabin Hill Drive
  Greensburg, PA

Arthur R. Garfield
  76 S. Main Street
  Akron, OH

David L. Hart
  1 Riverside Plaza
  Columbus, OH

Chris Hermann
  200 W. Main Street
  Louisville, KY

Allen M. Hill
  1065 Woodman Dr.
  Dayton, OH

Willard R. Holland
  76 S. Main Street
  Akron, OH

J. Gordon Hurst
  20 NW Fourth Street
  Evansville, IN

David E. Jones
  P.O. Box 468
  Piketon, OH

John R. Jones, III
  1 Riverside Plaza
  Columbus, OH

William J. Lhota
  1 Riverside Plaza
  Columbus, OH

Wayne T. Lucas
  220 W. Main Street
  Louisville, KY



PART I    Continued

                                             Allegheny                                    The             West
                          Allegheny          Power                         Monongahela    Potomac         Penn
                          Energy,            Service       AYP Capital     Power          Edison          Power
                          Inc.               Corporation   Inc.            Company        Company         Company


James J. Markowsky
  1 Riverside Plaza
  Columbus, OH

Alan J. Noia
  10435 Downsville Pike
  Hagerstown, MD

Armando A. Pena
  1 Riverside Plaza
  Columbus, OH

Guy L. Pipitone
  76 S. Main Street
  Akron, OH

Jackson H. Randolph
  P.O. Box 960
  Cincinnati, OH

Ronald G. Reherman
  20 NW Fourth Street
  Evansville, IN

Peter J. Skrgic
  800 Cabin Hill Drive
  Greensburg, PA

William E. Walters
  110 E. Wayne Street
  South Bend, IN



PART I    Continued

                                                           West Virginia West Penn      Ohio        Indiana
                          Allegheny          Allegheny     Power and     West Virginia  Valley      Kentucky
                          Generating         Pittsburgh    Transmission  Water Power    Electric    Electric
                          Company            Coal Company  Inc.          Company        Corporation Corporation


Charles S. Ault
  800 Cabin Hill Drive
  Greensbrg, PA

Eileen M. Beck            S                  S             S             S
  10435 Downsville Pike
  Hagerstown, MD

David C. Benson
  800 Cabin Hill Drive
  Greensburg, PA

Regis F. Binder (1)       T                  T             T             T
  10435 Downsville Pike
  Hagerstown, MD

Nancy L. Campbell (2)     T                  T             T             T
  10435 Downsville Pike
  Hagerstown, MD

Donald R. Feenstra                                                                      D
  800 Cabin Hill Drive
  Greensburg, PA

Richard J. Gagliardi
  10435 Downsville Pike
  Hagerstown, MD

Thomas K. Henderson       D  VP                            VP D           D VP
  10435 Downsville Pike
  Hagerstown, MD

Kenneth M. Jones (3)      VP D               D             VP D           D VP
  10435 Downsville Pike
  Hagerstown, MD

Thomas J. Kloc (4)        VP D               D             VP D           D VP
  10435 Downsville Pike
  Hagerstown, MD

James D. Latimer                                                          D(5) VP
  10435 Downsville Pike
  Hagerstown, MD

Michael P. Morrell        D VP               D
  10435 Downsville Pike
  Hagerstown, MD

Alan J. Noia              D CH P             P D           P D            D(1)          D X
  10435 Downsville Pike
  Hagerstown, MD



(1)  Elected   2-1-99
(2)  Retired  12-1-98
(3)  Resigned  2-8-99
(4)  Elected  2-23-99
(5)  Resigned 2-23-99

PART I    Continued

                                                           West Virginia West Penn      Ohio        Indiana
                          Allegheny          Allegheny     Power and     West Virginia  Valley      Kentucky
                          Generating         Pittsburgh    Transmission  Water Power    Electric    Electric
                          Company            Coal Company  Inc.          Company        Corporation Corporation


Karl V. Pfirrmann
  800 Cabin Hill Drive
  Greensburg, PA

Jay S. Pifer                                 VP D          D VP          P D
  800 Cabin Hill Drive
  Greensburg, PA

Victoria V. Schaff
  10435 Downsville Pike
  Hagerstown, MD

Peter J. Skrgic           VP D               D             D VP                         D           D X
  800 Cabin Hill Drive
  Greensburg, PA

Robert R. Winter                                                         VP
  800 Cabin Hill Drive
  Greensburg, PA



PART I    Continued

                                                           West Virginia West Penn      Ohio        Indiana
                          Allegheny          Allegheny     Power and     West Virginia  Valley      Kentucky
                          Generating         Pittsburgh    Transmission  Water Power    Electric    Electric
                          Company            Coal Company  Inc.          Company        Corporation Corporation


Eleanor Baum
  51 Astor Place
  NY, NY

William L. Bennett
  3501 Frontage Road
  Tampa, FL

Wendell F. Holland
  1025 Laurel Oak Road
  Voorhees, NJ

Phillip E. Lint
  19 High Point Road
  Westport, CT

Frank A. Metz, Jr.
  P.O. Box 26
  Sloatsburg, NY

Steven H. Rice
  999 Bedford Street
  Stamford, CT  06905

Gunnar E. Sarsten
  11436 Scarborough's
  Neck Road
  P.O. Box 459
  Belle Haven, VA



PART I    Continued

                                                           West Virginia West Penn      Ohio        Indiana
                          Allegheny          Allegheny     Power and     West Virginia  Valley      Kentucky
                          Generating         Pittsburgh    Transmission  Water Power    Electric    Electric
                          Company            Coal Company  Inc.          Company        Corporation Corporation

Coulter R. Boyle, III                                                                               D
  110 E. Wayne Street
  Fort Wayne, IN

John D. Brodt                                                                           s S T       S T
  P.O. Box 468
  Piketon, OH

E. Linn Draper, Jr.                                                                     P D X       P D X
  1 Riverside Plaza
  Columbus, OH

Donald R. Feenstra                                                                      D
  800 Cabin Hill Drive
  Greensburg, PA

Arthur R. Garfield                                                                      D
  76 S. Main Street
  Akron, OH

David L. Hart                                                                           VP          VP
  1 Riverside Plaza
  Columbus, OH

Chris Hermann                                                                           D X
  200 W. Main Street
  Louisville, KY

Allen M. Hill                                                                           D
  1065 Woodman Dr.
  Dayton, OH

Willard R. Holland                                                                      D X         D X
  76 S. Main Street
  Akron, OH

J. Gordon Hurst                                                                                     D
  20 NW Fourth Street
  Evansville, IN

David E. Jones                                                                          s VP        VP
  P.O. Box 468
  Piketon, OH

John R. Jones, III                                                                      D
  1 Riverside Plaza
  Columbus, OH

William J. Lhota                                                                        D
  1 Riverside Plaza
  Columbus, OH

Wayne T. Lucas                                                                          D
  220 W. Main Street
  Louisville, KY



PART I    Continued

                                                           West Virginia West Penn      Ohio        Indiana
                          Allegheny          Allegheny     Power and     West Virginia  Valley      Kentucky
                          Generating         Pittsburgh    Transmission  Water Power    Electric    Electric
                          Company            Coal Company  Inc.          Company        Corporation Corporation

James J. Markowsky                                                                      D
  1 Riverside Plaza
  Columbus, OH

Alan J. Noia                                                                            D X
  10435 Downsville Pike
  Hagerstown, MD

Armando A. Pena                                                                         VP          VP
  1 Riverside Plaza
  Columbus, OH

Guy L. Pipitone                                                                         D
  76 S. Main Street
  Akron, OH

Jackson H. Randolph                                                                     D X
  P.O. Box 960
  Cincinnati, OH

Ronald G. Reherman                                                                      D           D
  20 NW Fourth Street
  Evansville, IN

Peter J. Skrgic                                                                         D           D X
  800 Cabin Hill Drive
  Greensburg, PA

William E. Walters                                                                                  D
  110 E. Wayne Street
  South Bend, IN



PART II   Financial connections of officers and directors as of
            December 31, 1998




Name of Officer                    Name and Location of     Positions Held in        Applicable
or Director                        Financial Institution    Financial Institution    Exemption Rule

A. M. Hill                         Fifth Third Bancorp      Director                 No interlocking
                                   Cincinnati, OH                                    authority required

William J. Lhota                   Huntington               Director                 Rule 70(c) & (f)
                                   Bancshares, Inc.
                                   41 S. High Street
                                   Columbus, OH

J. H. Randolph                     PNC Bank Corporation     Director                 Reg. 250.70 (e)
                                   Pittsburgh, PA

R. G. Reherman                     National City            Director                 No. interlocking
                                   Bancshares, Inc.                                  authority required
                                   Evansville, IN



PART III. Disclosures for Allegheny companies are as follows:

(1) Allegheny Energy, Inc. (AE), Allegheny Power Service Corporation (APSC), Monongahela Power Company (Monongahela and M), The Potomac Edison Company (Potomac Edison and PE), West Penn Power Company (West Penn and WP), and Allegheny Generating Company (AGC) sections of the combined Annual Report on Form 10-K for 1998 of AE, M, PE, WP, and AGC on pages 56 through 62 and of the AE Proxy Statement on pages 11 through 13. The executive officers of AE are also executive officers of APSC and receive their compensation from APSC as shown on page 5 and together with the directors owned beneficially 122,459 shares of common stock of AE. APSC does not file a proxy statement or Form 10-K.

(2) Allegheny Pittsburgh Coal Company, West Virginia Power and Transmission Company, and West Penn West Virginia Water Power Company do not file proxy statements or Form 10-K's. Their directors and executive officers do not receive any compensation from these companies, but receive compensation as employees of certain of the companies as reported in (1) above.

(3)  Ohio Valley Electric Corporation and Indiana-Kentucky
     Electric Corporation do not file proxy statements or Form 10-K's. These companies are not wholly owned by Allegheny Energy, Inc., or its subsidiaries (see page 1 of this Form
     U5S) and none of their executive officers are employees of the Allegheny Energy companies. Except for two executive officers whose aggregated compensation was $232,049, directors and executive officers do not receive any compensation from these companies. The compensation and interest in system securities of directors who are employees of the Allegheny Energy companies are reported in (1) above.

(1)  AE, AGC, M, PE, WPP
(from 1998 Form 10-K)

ITEM 11.   EXECUTIVE COMPENSATION

          During 1998, and for 1997 and 1996, the annual compensation paid by AE, Monongahela, Potomac Edison, West Penn and AGC directly or indirectly for services in all capacities to such companies to their Chief Executive Officer and each of the four most highly paid executive officers of the System whose cash compensation exceeded $100,000 was as follows:


                 Summary Compensation Tables (a)
AE(b), Monongahela(c), Potomac Edison (c), West Penn (c) and AGC(c)
                       Annual Compensation


                                                                           All
Name                                                                       Other
and                                                          Long-Term     Compen-
Principal                                   Annual           Performance   sation
Position(d)              Year    Salary($)  Incentive($)(e)  Plan($)(f)    ($)(g)

Alan J. Noia,            1998    525,000    180,500           286,655      184,788
Chief Executive Officer  1997    460,000    253,000           250,657      124,495
                         1996    360,000    253,750           131,071       92,769

Peter J. Skrgic,         1998    280,008    123,000           204,753       50,757
Senior Vice President    1997    265,000    155,400           150,394       91,409
Supply                   1996    245,000    176,300            96,119       24,830

Michael P. Morrell (h)   1998    255,000    117,000           114,870       28,599
Senior Vice President &  1997    240,000     95,200             (h)         26,068
Chief Financial Officer  1996    183,336     72,500             (h)          (h)

Jay S. Pifer,            1998    250,008     66,500           131,042       41,542
Senior Vice President    1997    240,000     95,200           150,394       67,810
Delivery                 1996    230,000    112,000            87,381       30,949

Richard J. Gagliardi     1998    200,016     60,400           114,662       25,345
Vice President           1997    190,000     75,600           100,263       25,340
Administration           1996    175,000    100,800            52,429       17,898






     (a) The individuals appearing in this chart perform policy-making functions for each of the Registrants. The compensation shown is for all services in all capacities to AE and its subsidiaries. All salaries and bonuses of these executives are paid by APSC.

     (b)  AE has no paid employees.

     (c) Monongahela, Potomac Edison, West Penn, and AGC have no paid employees.

     (d) See Executive Officers of the Registrants for all positions held.

     (e) Incentive awards are based upon performance in the year in which the figure appears but are paid in the following year. The incentive award plan will be continued for 1999.

     (1)  AE, AGC, M, PE, WPP
     (from 1998 Form 10-K)

     (f) In 1994, the Board of Directors of the Company implemented a Performance Share Plan (the "Plan") for senior officers of the Company and its subsidiaries which was approved by the shareholders of AE at the annual meeting in May 1994. The first Plan cycle began on January 1, 1994 and ended on December 31, 1996. A second cycle began on January 1, 1995 and ended on December 31, 1997. The figure shown for 1996 represents the dollar value paid in 1997 to each of the named executive officers who participated in Cycle I. The figure shown for 1997 represents the dollar value paid in 1998 to each of the named executive officers who participated in Cycle II. A third cycle began on January 1, 1996 and ended on December 31, 1998. The figure shown for 1998 represents the dollar value paid in 1999 to each of the named executives who participated in Cycle
          III. A fourth cycle began on January 1, 1997 and will end on December 31, 1999. In 1998, the Board of Directors of AE implemented a new Long-Term Incentive Plan, which was approved by the shareholders of AE at the AE annual meeting in May 1998. A fifth cycle (the first three-year performance period of this Plan) began on January 1, 1998 and will end on December 31, 2000. After completion of each cycle, AE stock, stock options (for Cycle V), cash, or a combination may be paid if performance criteria have been met.

     (g) The figures in this column include the present value of the executives' cash value at retirement attributable to the current year's premium payment for both the Executive Life Insurance and Secured Benefit Plans (based upon the premium, future valued to retirement, using the policy internal rate of return minus the corporation's premium payment), as well as the premium paid for the basic group life insurance program plan and the contribution for the Employee Stock Ownership and Savings Plan (ESOSP) established as a non-contributory stock ownership plan for all eligible employees effective January 1, 1976, and amended in 1984 to include a savings program.

          Effective January 1, 1992, the basic group life insurance provided employees was reduced from two times salary during employment, which reduced to one times salary after five years in retirement, to a new plan which provides one times salary until retirement and $25,000 thereafter. Some executive officers and other senior managers remain under the prior plan. In order to pay for this insurance for these executives, during 1992 insurance was purchased on the lives of each of them, except Mr. Morrell, who is not covered by this plan. Effective January 1, 1993, Allegheny

     (1)  AE, AGC, M, PE, WPP
     (from 1998 Form 10-K)



          started to provide funds to pay for the future benefits due under the supplemental retirement plan (Secured Benefit Plan). To do this, Allegheny purchased, during 1993, life insurance on the lives of the covered executives. The premium costs of both policies plus a factor for the use of the money are returned to Allegheny at the earlier of (a) death of the insured or (b) the later of age 65 or 10 years from the date of the policy's inception. Under the ESOSP for 1998, all eligible employees may elect to have from 2% to 10% of their compensation contributed to the Plan as pre-tax contributions and an additional 1% to 6% as post-tax contributions. Employees direct the investment of these contributions into one or more of nine available funds. Fifty percent of the pre-tax contributions up to 6% of compensation are matched with common stock of AE. Effective January 1 1997, the maximum amount of any employee's compensation that may be used in these computations is $160,000. Employees' interests in the ESOSP vest immediately. Their pre-tax contributions may be withdrawn only upon meeting certain financial hardship requirements or upon termination of employment. For 1998, the figure shown includes amounts representing (a) the aggregate of life insurance premiums and dollar value of the benefit to the executive officer of the remainder of the premium paid on the Group Life Insurance program and the Executive Life Insurance and Secured Benefit Plans, and (b) ESOSP contributions, respectively, as follows: Mr. Noia $179,988 and $4,800; Mr. Skrgic $45,957 and
          $4,800; Mr. Morrell $25,399 and $3,200; Mr.  Pifer
          $36,742 and $4,800; and Mr. Gagliardi $20,545  and
          $4,800.

     (h) Michael P. Morrell joined Allegheny on May 1, 1996, and did not receive a payment from the Long-Term Performance Plan for the first or second Plan cycles. His Cycle III payout is prorated for the period May 1, 1996 - December 31, 1998.

     (1)  AE, AGC, M, PE, WPP
     (from 1998 Form 10-K)



         ALLEGHENY ENERGY, INC. LONG-TERM INCENTIVE PLAN
          SHARES AWARDED IN LAST FISCAL YEAR (CYCLE V)


                                                      Estimated Future Payout

                         Number of    Performance        Threshold    Target       Maximum
                           Shares     Period Until       Number of    Number of   Number of
Name                                     Payout          Shares       Shares        Shares


Alan J. Noia
Chief Executive Officer     8,077     1998-2000           4,846        8,077       16,154

Peter J. Skrgic
Senior Vice President       4,308     1998-2000           2,585        4,308        8,615

Michael P. Morrell
Senior Vice President       3,077     1998-2000           1,846        3,077        6,154

Jay S. Pifer
Senior Vice President       2,923     1998-2000           1,754        2,923        5,846

Richard J. Gagliardi
Vice President              2,462     1998-2000           1,477        2,462        4,923





       The  named  executives were awarded the  above  number  of performance shares for the 1998-2000 period. Such number of shares are only targets. As described below, no payouts will be made unless certain criteria are met. Each executive's 1998-2000 target long-term incentive opportunity was converted into performance shares equal to an equivalent number of shares of AE common stock based on the price of such stock on December 31,
1997. At the end of this three-year performance period, the performance shares attributed to the calculated award will be valued based on the price of AE common stock on December 31, 2000 and will reflect dividends that would have been paid on such stock during the performance period as if they were reinvested on the date paid. If an executive retires, dies or otherwise leaves the employment of Allegheny prior to the end of the three-year period, the executive may still receive an award based on the number of months worked during the period. The final value of an executive's account, if any, will be paid to the executive in early 2001.

       The actual payout of an executive's award may range from 0 to 200% of the target amount, before dividend reinvestment. The Management Review and Director Affairs Committee of the Board of Directors may decide to convert the value of such performance shares to stock options at that time or deliver cash or shares of common stock. The payout is based upon stockholder performance versus the peer group. The stockholder rating is then compared to a pre-established percentile ranking chart to determine the payout percentage of target. A ranking below 30% results in a 0% payout. The minimum payout begins at the 30% ranking, which results in a payout of 60% of target, ranging up to a payout of 200% if there is a 90% or higher ranking.

     (1)  AE, AGC, M, PE, WPP
     (from 1998 Form 10-K)



                         Retirement Plan

       The Company maintains a Retirement Plan covering substantially all employees. The Retirement Plan is a noncontributory, trusteed pension plan designed to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). Each covered employee is eligible for retirement at normal retirement date (age 65), with early retirement permitted. In addition, executive officers and other senior managers participate in a supplemental executive retirement plan (Secured Benefit Plan).

      Pursuant to the Secured Benefit Plan, senior executives of Allegheny companies who retire at age 60 or over with 40 or more years of service are entitled to a supplemental retirement benefit in an amount that, together with the benefits under the basic plan and from other employment, will equal 60% of the executive's highest average monthly earnings for any 36 consecutive months. The earnings include 50% of the actual annual incentive award paid beginning February 1, 1996 and 100% beginning February 1, 1999. The supplemental benefit is reduced for less than 40 years service and for retirement age from 60 to
55. It is included in the amounts shown where applicable. To provide funds to pay such benefits, beginning January 1, 1993, the Company purchased insurance on the lives of the participants in the Secured Benefit Plan. If the assumptions made as to mortality experience, policy dividends, and other factors are realized, the Company will recover all premium payments, plus a factor for the use of the Company's money. The portion of the premiums for this insurance required to be deemed "compensation" by the Securities and Exchange Commission is included in the "All Other Compensation" column on page 56 of this Form 10-K. All executive officers are participants in the Secured Benefit Plan. It also provides for use of Average Compensation in excess of Code maximums.

      The following table shows estimated maximum annual benefits payable following retirement (assuming payments on a normal life annuity basis and not including any survivor benefit) to an employee in specified remuneration and years of credited service classifications. These amounts are based on an estimated Average Compensation (defined as average total earnings during the highest-paid 36 consecutive calendar months or, if smaller, the member's highest rate of pay as of any July 1st), retirement at age 65 and without consideration of any effect of various options which may be elected prior to retirement. The benefits listed in the Pension Plan Table are not subject to any deduction for Social Security or any other offset amounts.

     (1)  AE, AGC, M, PE, WPP
     (from 1998 Form 10-K)



                              PENSION PLAN TABLE

                    ________________________Years of Credited Service______________
Average Compensation(a)     15 Years 20 Years 25 Years 30 Years  35 Years  40 Years

$  200,000                  $ 60,000 $ 80,000 $100,000 $110,000  $115,000  $120,000
   250,000                    75,000  100,000  125,000  137,500   143,750   150,000
   300,000                    90,000  120,000  150,000  165,000   172,500   180,000
   350,000                   105,000  140,000  175,000  192,500   201,250   210,000
   400,000                   120,000  160,000  200,000  220,000   230,000   240,000
   450,000                   135,000  180,000  225,000  247.500   258,750   270,000
   500,000                   150,000  200,000  250,000  275,000   287,500   300,000
   550,000                   165,000  220,000  275,000  302,500   316,250   330,000
   600,000                   180,000  240,000  300,000  330,000   345,000   360,000
   650,000                   195,000  260,000  325,000  357,500   373,750   390,000
   700,000                   210,000  280,000  350,000  385,000   402,500   420,000
   750,000                   225,000  300,000  375,000  412,500   431,250   450,000
   800,000                   240,000  320,000  400,000  440,000   460,000   480,000






(a) The earnings of Messrs. Noia, Skrgic, Pifer, Morrell and Gagliardi covered by the plan correspond substantially to such amounts shown for them in the summary compensation table. As of December 31, 1998, they had accrued 29, 34, 34, 2-1/2 and 20 years of credited service, respectively, under the Retirement Plan. Pursuant to an agreement with Mr. Morrell, at the end of ten years of employment with the Company, Mr. Morrell will be credited with an additional eight years of service.





                   Change In Control Contracts

      AE has entered into Change in Control contracts with the named and certain other Allegheny executive officers (Agreements). Each Agreement sets forth (i) the severance benefits that will be provided to the employee in the event the employee is terminated subsequent to a Change in Control of AE (as defined in the Agreements), and (ii) the employee's obligation to continue his or her employment after the occurrence of certain circumstances that could lead to a Change in Control. The Agreements provide generally that if there is a Change in Control, unless employment is terminated by AE for Cause, Disability or Retirement or by the employee for Good Reason (each as defined in the Agreements), severance benefits payable to the employee will consist of a cash payment equal to 2.99 times the employee's base annual salary and target short-term incentive together with AE maintaining existing benefits for the employee and the employee's dependents for a period of three years. Each Agreement expires on December 31, 2001, but is automatically extended for one year periods thereafter unless either AE or the employee gives notice otherwise. Notwithstanding the delivery of such notice, the Agreements will continue in effect for thirty-six months after a Change in Control.

(1)  AE, AGC, M, PE, WPP
(from 1998 Form 10-K)





                    Compensation of Directors

      In 1998, AE directors who were not officers or employees of System companies received for all services to System companies (a) $16,000 in retainer fees, (b) $800 for each committee meeting attended, except Executive Committee meetings, for which fees are $200, (c) $250 for each Board meeting of each company attended, and
(d) 200 shares of AE common stock pursuant to the Restricted Stock Plan for Outside Directors. Under an unfunded deferred compensation plan, a director may elect to defer receipt of all or part of his or her director's fees for succeeding calendar years to be payable with accumulated interest when the director ceases to be such, in equal annual installments, or, upon authorization by the Board of Directors, in a lump sum. In addition to the fees mentioned above, the Chairperson of each of the Audit, Finance, Management Review and Director Affairs, New Business, and Strategic Affairs Committees receives a further fee of $4,000 per year.

      In addition, a Deferred Stock Unit Plan for Outside Directors provides for a lump sum payment (payable at the director's election in one or more installments, including interest thereon equivalent to the dividend yield) to directors calculated by reference to AE's common stock. Directors who serve at least five years on the Board and leave at or after age 65, or upon death or disability, or as otherwise directed by the Board will receive such payments. Each year, AE credits each Outside Director's account with 275 deferred stock units.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT

      The table below shows the number of shares of AE common stock that are beneficially owned, directly or indirectly, by each director and named executive officer of AE, Monongahela, Potomac Edison, West Penn, and AGC and by all directors and executive officers of each such company as a group as of December 31, 1998. To the best of the knowledge of AE, there is no person who is a beneficial owner of more than 5% of the voting securities of AE other than the one shareholder shown in the chart below.

(1)  AE, AGC, M, PE, WPP
(from 1998 Form 10-K)


                       Executive        Shares of
                       Officer or          APS             Percent
Name                   Director of     Common Stock        of Class

Eleanor Baum         AE,MP,PE,WP          2,800*         .02% or less
William L. Bennett   AE,MP,PE,WP          3,570*               "
Richard J. Gagliardi AE                  10,541                "
Thomas K. Henderson  AE,MP,PE,WP,AGC      5,761                "
Wendell F. Holland   AE,MP,PE,WP          1,057*               "
Kenneth M. Jones     AE,AGC              11,541                "
Phillip E. Lint      AE,MP,PE,WP          1,517*               "
Frank A. Metz, Jr.   AE,MP,PE,WP          3,355*               "
Michael P. Morrell   AE,MP,PE,WP,AGC        252                "
Alan J. Noia         AE,MP,PE,WP,AGC     27,947                "
Jay S. Pifer         AE,MP,PE,WP         14,547                "
Steven H. Rice       AE,MP,PE,WP          3,640*               "
Gunnar E. Sarsten    AE,MP,PE,WP          6,800*               "
Peter J. Skrgic      AE,MP,PE,WP,AGC     16,101                "

Sanford C. Bernstein & Co., Inc.         7,948,382            6.49%
767 Fifth Avenue
New York, NY 10153

All directors and executive officers
of AE as a group (18 persons)              122,459        Less than .10%

All directors and executive officers
of MP as a group (18 persons)              115,334               "

All directors and executive officers
of PE as a group (18 persons)              115,334               "

All directors and executive officers
of WP as a group (19 persons)              121,352               .10%

All directors and executive officers
of AGC as a group (8 persons)               74,378               .06%

*Excludes  the outside directors' accounts in the Deferred  Stock
Unit  Plan which, at March 1, 1999, were valued at the number  of
shares  shown:   Baum 3,463; Bennett 1,720; Holland  1,578;  Lint
5,084; Metz 3,732; Rice 2,270; and Sarsten 3,159.

All of the shares of common stock of Monongahela (5,891,000), Potomac Edison (22,385,000), and West Penn (24,361,586) are owned by AE. All of the common stock of AGC is owned by Monongahela (270 shares), Potomac Edison (280 shares), and West Penn (450 shares).



ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

(1)  AE
(from 1998 Proxy Statement)



MANAGEMENT REVIEW AND DIRECTOR AFFAIRS COMMITTEE REPORT

GENERAL

     The compensation program for executive officers of the Company and its subsidiaries is directed by the Management Review and Director Affairs Committee (the Committee) of the Company's Board of Directors. The Committee recommends the annual compensation program for each year to the Board of Directors of the Company and of each subsidiary for its approval.

     The Committee continues to believe that with the advent of competition to this industry a larger portion of compensation should be included in incentive plans. For 1999, a substantial portion of total compensation will continue to be linked to corporate and business performance.

       The executive compensation program is intended to meet three objectives:

               Create a strong link between executive compensation and total return to stockholders.

               Offer compensation opportunities that are competitive with the median level of opportunity in the marketplace, at expected levels of performance, but exceed median levels for performance exceeding expectations.

                 Ensure   internal   compensation   equity--maintaining   a
          reasonable relationship between compensation and the duties and responsibilities of each executive position.

      In a further effort to tie the executive compensation program to the overall success of Allegheny, stock ownership guidelines were adopted for the executive officers. The guidelines require the Chief Executive Officer
(CEO) to own stock valued at 3.5 times his base salary; the Senior Vice Presidents at 1.75 times base salary; and the Vice Presidents at one times base salary. They have until December 31, 2003 to meet the guidelines.

EXECUTIVE COMPENSATION PROGRAM

      The Company's executive compensation program has three components: base salary, and short-term and long-term incentive awards.

      The Company's executive compensation is both market- and performance-based. The Committee believes that it is necessary to use both market- and performance-based compensation to meet the challenges of intensifying competitive, economic, and regulatory pressures.

(1)  AE
(from 1998 Proxy Statement)



      To ensure that the Company's salary structure and total compensation continue to be competitive, they are compared each year through an annual compensation survey, prepared by a leading consulting firm, with those of comparable electric utilities--16 or more in recent years. The survey companies are either similar in type and size to the Company, contiguous to our geographic territory, or have a similar fuel mix.

      In 1998, over 80% of these survey companies are included in the Dow Jones Electric Index to which the Company's performance is compared on page 18 of this proxy statement. This comparison, conducted by a national compensation consulting firm, involves matching Company positions, including the CEO, with those in the survey companies that have comparable duties and responsibilities. For 1998, the survey indicated that the Company's executive salary structure was below the median. This survey data became the basis for the consulting firm's recommendations as to market prices for each position and total compensation in line with the survey average for comparable positions.

          Base salary:
           The base salaries of all executive officers, including the CEO, are reviewed annually by the Committee, which makes recommendations to the Board of Directors. In recommending base salary levels, the Committee gives most weight to the performance of each executive. The Committee receives a report from the CEO including (a) a performance assessment of each executive (other than himself) based on that executive's position-specific responsibilities and a performance evaluation by his or her supervisor and (b) a specific salary recommendation for each. In determining its recommendations to the Board, the Committee also takes into consideration operating performance, including such factors as safety, efficiency, competitive position, customer satisfaction, and financial results, including such things as total return, earnings per share, quality of earnings, dividends paid, and dividend payout ratio.

          Short-term Incentive Awards:
           The  Allegheny  Energy Annual Incentive  Plan  (the  Annual
     Incentive Plan) is designed to supplement base salaries and provide cash incentive compensation opportunities to attract, retain, and motivate a senior group of managers, including executive officers selected by the Committee. The Annual Incentive Plan provides for establishment of individual incentive awards based on meeting specific predetermined corporate performance targets. The performance targets are based on net income available to common shareholders, achieved shareholder return, overall corporate financial results (changes in earnings per share, dividends paid per share and dividend payout ratios), cost of service to customers and Company performance, including competitive position. In addition, individual performance goals are set on a position specific basis for participants.

(1)  AE
(from 1998 Proxy Statement)



           Specific operating, management, or financial areas to be emphasized, as well as performance targets, are determined each year by the Committee with the recommendations of the CEO. The target awards under the 1998 Incentive Plan were determined by the Committee, and participants could earn from zero to 1-1/2 times the target award. For the 1998 Incentive Plan the targets were $262,500 for Mr. Noia and from $80,000 to $140,000 for the other named officers. Targets for other participants ranged from $70,000 and lower, which is approximately 35% or less of 1998 base salary. Annual Incentive Plan awards earned are paid in the year after the year for which they are earned. Awards earned for performance in 1996, 1997, and 1998 are included in the Annual Compensation Table for those years under the column "Incentive Award" for the individuals named therein.

          Long-term Incentive Awards:
           The Allegheny Energy, Inc. Long-term Incentive Plan (the Incentive Plan) replaced the Allegheny Power System Performance Share Plan (the Performance Plan Share) in 1998. Both plans were designed as an aid in attracting and retaining individuals of outstanding ability. Awards earned under both plans are based on performance over three-year "cycles." Eleven executive officers of the Company and its subsidiaries were selected by the Committee to participate in Cycle III (1996-1998); eleven in Cycle IV (1997-1999); and eleven in Cycle V (1998-2000). Cycles III and IV provide for the establishment of corporate incentive awards based on meeting specific stockholder and customer performance rankings (total stockholder return ranking in the Dow Jones Electric Utility Index and cost of customer service versus nine other utilities). Cycle V is based solely on total stockholder  return  ranking in the Dow  Jones  Electric  Utility
     Index.

          The Cycle III target awards under the Performance Share Plan range from $70,000 for the named officers to $175,000 for Mr. Noia. These amounts equate to 2,445 to 6,114 targeted shares of stock as of January 1, 1996, the start of the performance cycle. The actual award calculated under the Plan equaled 115% of the target amount. The dollar value of such shares calculated as of December 31, 1998, including reinvested dividends, is included in the compensation table on page 14.

           The Cycle IV target awards under the Performance Share Plan range from $70,000 for the named officers to $230,000 for Mr. Noia, which equate to 2,300 to 7,570 shares of stock as of January 1, 1997, the start of the performance cycle.

           The Cycle V target awards under the Incentive Plan range from $80,000 for the named officers to $262,500 for Mr. Noia, which equate to 2,462 to 8,077 shares of stock as of January 1, 1998, the start of the performance cycle. The target opportunity and the corresponding number of equivalent performance shares allocated to each named executive officer for Cycle V are listed in the Long-term Incentive Plan Table on page 16.

(1)  AE
(from 1998 Proxy Statement)



           The actual payouts will be determined in 2000 for Cycle IV and in 2001 for Cycle V, after completion of each cycle and determination of the actual stockholder and customer rankings. The actual awards may be paid in Company stock or cash (Cycle IV) or Company stock, stock options, or cash (for Cycle V) and can range from 0 to 200% of the targeted shares noted above.

     For Mr. Noia, the Committee developed salary and Annual Incentive Plan award recommendations for the Board's consideration. The base salary recommendation was based upon the Committee's evaluation of his performance as CEO and of his responsibilities in the context of the Company's overall financial and operating performance, including the factors described in the next sentence. The Annual Incentive Plan award recommendation was based primarily on 1998 corporate financial results, including total shareholder return, changes in earnings per share, dividends paid per share, and dividend payout ratios; the overall quality and cost of service rendered to customers; and overall Allegheny Energy performance, including competitive position. Mr. Noia's 1998 total compensation reflected the Committee's evaluation of his performance as CEO and the described overall results.

      Section 162(m) of the Internal Revenue Code generally limits to $1 million the corporate deduction for compensation paid to executive officers named in the Proxy Statement, unless certain requirements are met. This Committee has carefully considered the effect of this tax code provision on the current executive compensation program. At this time, Allegheny's deduction for officer compensation is not limited by the provisions of
Section 162(m). The Committee intends to take such actions with respect to the executive compensation program, if necessary, to preserve the corporate tax deduction for executive compensation paid.

      No  current  member  of the Management Review  and  Director  Affairs
Committee is or ever was an employee of the Company or any of its subsidiaries.

                              Frank A. Metz, Jr., Chairman
                              Eleanor Baum
                              Steven H. Rice
                              Gunnar E. Sarsten

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

  (a) Expenditures, disbursements, or payments during the year, in money, goods or services, directly or indirectly to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent therefor (or any officer or employee acting as such).

  None.

  (b) Expenditures, disbursements, or payments during the year, in money, goods or services, directly or indirectly to or for the account of any citizens' group, taxpayers' group, or public relations counsel (or any officer or employee acting as such).

  None.

 ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS



                                                            Calendar Year 1998
     Part I. Between System Companies                                                                         In effect
                                                                                                 Date of      on Dec.31
Transaction                    Serving Company          Receiving Company      Compensation      Contract     Yes or No)

Operating, maintenance,        Monongahela Power        The Potomac Edison     $96,246           5/29/73         Yes
accounting, supervisory,       Company                  Company                effective
and other administrative                                                       5/31/74
or other services




West Penn Power Company has an Operational Service Contract with The Potomac Edison Company (effective 12/23/77) for which the compensation was $169,094 in 1998.

West Penn Power Company tests meters for The Potomac Edison Company. The compensation for this service was $43,375 in 1998.

     Part II. Between System Companies and others


                                                            Calendar Year 1998
                                                                                                              In effect
                                                                                                 Date of      on Dec.31
Transaction                    Serving Company          Receiving Company      Compensation      Contract     Yes or No)

Engineering, drafting and      American Electric        Ohio Valley Electric   $1,360,978        12/27/56        Yes
  other technical and          Power Service            Corporation
  administrative               Corporation

Engineering, drafting and      American Electric        Indiana-Kentucky       $1,098,811        12/27/56        Yes
  other technical and          Power Service            Electric Corporation
  administrative               Corporation

Maintenance Services           Appalachian Power        Ohio Valley Electric   $  297,755          1/1/79        Yes
                               Company                  Corporation

Maintenance Services           Appalachian Power        Indiana-Kentucky       $  233,035          1/1/79        Yes
                               Company                  Electric Corporation




Part III.

              None.

ITEM 9.       Wholesale Generators & Foreign Utility Companies

             I.  AYP ENERGY, INC.

    Part I.
       (a)   AYP Energy, Inc.
             One Stuart Plaza
             RR 12 Box 40
             Greensburg  PA 15601


             In October 1996, AYP Energy, Inc. (AYP Energy) purchased Duquesne Light Company's 50% interest (276 MW) in Unit No. 1 of the Fort Martin Power Station. The remainder of the station is owned by Allegheny Energy, Inc.'s (AYE, Inc.) regulated subsidiaries.

             AYP Energy is a wholly-owned subsidiary of AYP Capital, Inc., a wholly-owned, nonutility subsidiary of AYE, Inc.

       (b) AYP Capital owns 100% of AYP Energy common stock, 100 shares with a total book value of $1,000.
             AYP Capital has made additional capital contributions of $35,658,925 as of December 31, 1998.
             AYP Capital's Equity in Undistributed Earnings of AYP Energy totaled ($31,726,208) as of December 31, 1998.

             AYP Energy's $160,000,000 of five year debt financing issued in 1996 and maturing in 2001 is supported by AYE, Inc.

             No assets have been transferred from other system companies to AYP Energy.

       (c)   Ratio of Debt to Common Equity as of December 31, 1998:

                      Long-term Debt 160,000,000
                      Common Equity    3,933,717  =  40.67

       (d) A copy of the Service Agreement between the Allegheny Power Service Corporation and AYP Energy, Inc. is already on file.

             Fort Martin Common facilities Operating Agreement and Fort Martin Construction and Operating Agreement between Duquesne Light, Monongahela Power Company, The Potomac Edison Company, and
             West Penn Power Company were previously filed. When AYP Energy purchased Duquesne's 50% interest in Unit 1, it agreed to replace Duquesne as a party to these agreements.


    Part II. Allegheny Energy Corporate Structure

                         AYE, Inc.

         (NONUTILITY SUBSIDIARY)                Regulated Business
               AYP Capital                       Units
(Wholly-owned subsidiary of AYE, Inc.) (Wholly-owned subsidiaries of AYE,Inc.)

               AYP Energy
     (Wholly-owned subsidiary of AYP Capital, Inc.)


    Part III.Total Investment in AYP Energy 3,933,717

    ITEM 9.       Wholesale Generators & Foreign Utility Companies

             II.  LATIN AMERICA ENERGY AND ELECTRICITY FUND I, L.P.

    Part I.

       (a)   Latin America Energy and Electricity Fund I, L.P.
             P. O. Box 309
             Ugland House
             George Town, Grand Cayman
             Cayman Islands, British West Indies

             Latin America Energy and Electricity Fund I, L.P. (LAEEP) is a limited partnership which invests in entities involved in new or existing electric power projects in Latin America and the Caribbean.

             AYP Capital, Inc., the nonutility subsidiary of AYE, Inc. owns a 8.25% interest in LAEEP.

       (b) AYP Capital has invested $4,765,705 in LAEEP as of December 31, 1998.
             AYP Capital's Equity in Undistributed Earnings of LAEEP totaled ($146,254) as of December 31, 1998.



             None.


             No assets have been transferred from other system companies to LAEEP.

       (c)   Not applicable.


       (d)   None.



    Part II. LAEEP is simply an investment on the books of AYP Capital, Inc.

    Part III.Total Investment in LAEEP            4,619,451

    ITEM 9.       Wholesale Generators & Foreign Utility Companies

             III.  FONDELEC GENERAL PARTNER, LP

    Part I.

       (a)   FondElec General Partner, LP
             P. O. Box 309
             Ugland House, South Church Street
             George Town, Grand Cayman
             Cayman Islands, British West Indies

             Fondelec General Partner, LP is a limited partnership organized for the purpose of acting as the general partner of the Latin America Energy and Electricity Fund I, LP.

             AYP Capital, Inc., the nonutility subsidiary of AYE,Inc. owns a 4.15% interest in Fondelec.

       (b) AYP Capital has invested $23,851 in Fondelec as of December 31, 1998.
             AYP Capital's Equity in Undistributed Earnings of Fondelec totaled ($702) as of December 31, 1998.

             None.


             No assets have been transferred from other system companies to LAEEP.

       (c)   Not applicable.


       (d)   None.


    Part II. Fondelec is simply an investment on the books of AYP Capital, Inc.

    Part III.Total Investment in Fondelec          23,149

ITEM 10 - EXHIBIT B                                   F-1


     CONSTITUENT INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS
           OF EQUITY SECURITIES OF SYSTEM COMPANIES.


                                            INCORPORATED BY REFERENCE

ALLEGHENY ENERGY, INC.:
  Charter, as amended                       Form 10-K of the Company (1-267),
                                            December 31, 1997, exh. 3.1
  By-laws, as amended                       Form 10-Q of the Company (1-267),
                                            June 30, 1998, exh. 3.2

ALLEGHENY POWER SERVICE CORPORATION:
  Charter, effective November 22, 1963      Form U5S, 1964, exh. B-2
  By-laws, as amended November 1, 1996      Form U5S, 1983, exh. B-1
                                            Form U5S, 1990, exh. B-2

MONONGAHELA POWER COMPANY:
  Charter, as amended                       Form 10-Q, September 1995
                                              exh. (a)(3)(i)
  Code of Regulations, as amended           Form 10-Q, September 1995,
                                              exh. (a)(3)(ii)

THE POTOMAC EDISON COMPANY:
  Charter, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(i)
  By-laws, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(ii)

WEST PENN POWER COMPANY:
  Charter, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(i)
  By-laws, as amended                       Form 10-Q, September 1995,
                                              exh. (a)(3)(ii)

ALLEGHENY PITTSBURGH COAL COMPANY:
  Charter, effective October 1, 1918        Form U5B, File 30-75, exh. B-2
  Amendment to Charter, effective
    October 5, 1918                         Form U5B, File 30-75, exh. B-2
    January 21, 1956                        Form U5S, 1964, exh. B-7
  By-laws, as amended                       Form U5S, 1996, exh. B-1

ALLEGHENY GENERATING COMPANY:
  Charter, as amended                       Form 10, 1986,exh.3(1)
                                            Form 10-Q, June 1989, exh.(a)
By-laws, as amended                         Form 10-K,of the Company (0-14688),
                                              December 31, 1996, exh. 3.2

                                            Incorporated by Reference

WEST VIRGINIA POWER & TRANSMISSION COMPANY:
  Charter, effective April 3, 1912 and
    Amendments to March 22, 1934            Form U5B, File 30-75, exh. B-38
  Amendments to Charter, effective
    January 28, 1956                        Form U5S, 1964, exh. B-10
    February 7, 1961                        Form U5S, 1964, exh. B-11
  By-laws, as amended                       Form U5S, 1996, exh. B-2


WEST PENN WEST VIRGINIA
  WATER POWER COMPANY:
    Charter, effective January 25, 1924     Form U5B, File 30-75, exh. B-39
      Amendment to Charter, effective
        January 21, 1956                    Form U5S, 1964, exh. B-12
    By-laws, as amended                     Form U5S, 1996, exh. B-3

ITEM 10 - EXHIBIT C                                        F-2


     CONSTITUENT INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS
             OF DEBT SECURITIES OF SYSTEM COMPANIES


Monongahela Power Company                   Incorporation
    Documents                               by Reference

4   Indenture, dated as of                  S 2-5819,exh. 7(f)
  August 1, 1945, and                       S 2-8782, exh. 7(f) (1)
  certain Supplemental                      S 2-8881, exh. 7(b)
  Indentures of the Company                 S 2-9355, exh. 4(h) (1)
  defining rights of                        S 2-9979, exh. 4(h) (1)
  security holders.*                        S 2-10548, exh. 4(b)
                                            S 2-14763, exh. 2(b) (i)
                                            S 2-24404, exh. 2(c)
                                            S 2-26806, exh. 4(d);
                                            Forms 8-K of the Company (1-268-2)
                                            dated November 21, 1991, July 15,
                                            1992, September 1, 1992, April 29,
                                            1993, and May 23, 1995

The Potomac Edison Company                  Incorporation
    Documents                               by Reference

4   Indenture, dated as of                  S 2-5473, exh. 7(b); Form
    October 1, 1944, and                    S-3, 33-51305, exh. 4(d)
    certain Supplemental                    Forms 8-K of the Company (1-3376-2)
    Indentures of the                       December 11, 1991, December 15,
    Company defining rights                 1992, February 17, 1993,
    of Security holders.*                   March 30, 1993, June 22, 1994,
                                            May 12, 1995, and May 17, 1995

* There are omitted the Supplemental Indentures which do no more than subject property to the lien of the above
    Indentures since they are not considered constituent instruments defining the rights of the holders of the securities. The Company agrees to furnish the Commission on its request with copies of such Supplemental Indentures.

West Penn Power Company                     Incorporation
    Documents                               by Reference


4   Indenture, dated as of                  S-3, 33-51303, exh. 4(d)
    March 1, 1916, and certain              S 2-1835, exh. B(1), B(6)
    Supplemental Indentures of              S 2-4099, exh. B(6), B(7)
    the Company defining rights             S 2-4322, exh. B(5)
    of security holders.*                   S 2-5362, exh. B(2), B(5)
                                            S 2-7422, exh. 7(c), 7(i)
                                            S 2-7840, exh. 7(d), 7(k)
                                            S 2-8782, exh. 7(e) (1)
                                            S 2-9477, exh. 4(c), 4(d)
                                            S 2-10802, exh. 4(b), 4(c)
                                            S 2-13400, exh. 2(c), 2(d)
                                            Form 10-Q of the Company (1-255-2),
                                            June 1980, exh. D Forms 8-K of the
                                            Company (1-255-2) dated February
                                            1991, December 1991, August
                                            13, 1992, September 15, 1992,
                                            June 9, 1993, August 2, 1994,
                                            and May 19, 1995

    * There are omitted the Supplemental Indentures which do no more than subject property to the lien of the above Indentures since they are not considered constituent instruments defining the rights of the holders of the securities. The Company agrees to furnish the Commission on its request with copies of such Supplemental Indentures.



Allegheny Generating Company

    Documents

4   Indenture, dated as of December 1,      Incorporated by reference to
    1986, and Supplemental Indenture,       the designated exhibits to
    dated as of December 15, 1988, of       Form 10-K for the year ended
    the Company defining rights of          December 31, 1998.
    security holders.

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Financial statements are filed as listed on Page A of Appendix 1.

EXHIBITS

EXHIBIT A. Financial Statements incorporated herein by
           reference are as follows:

The financial statements of Allegheny Energy, Inc. and
its subsidiaries, and of Monongahela Power Company, The
Potomac Edison Company, West Penn Power Company and its
subsidiaries, and Allegheny Generating Company, listed
under ITEM 8 of their combined Annual Report on Form 10-
K for the year ended December 31, 1998, together with
the reports of PricewaterhouseCoopers LLP with respect
thereto, all dated February 4, 1999, are incorporated
in this Annual Report by reference to such Annual
Reports on Form  10-K.
     *******************************************

          CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the foregoing incorporation by reference in this Annual Report on Form U5S of our reports dated February 4, 1999, appearing on pages 50 - 54 in the above-mentioned Annual Report on Form 10-K.

 /s/ PricewaterhouseCoopers LLP

 PricewaterhouseCoopers LLP

 Pittsburgh, Pennsylvania
 April 30, 1999

           EXHIBIT B.     Constituent instruments
           defining the rights of holders of equity securities of system companies are incorporated herein by reference as listed on pages F-1 and F-2 of Appendix 2.

           EXHIBIT C.     Constituent instruments
           defining the rights of holders of debt
           securities of System companies are
           incorporated herein by reference as listed on pages F-3 and F-4 of Appendix 2.

           EXHIBIT D.     Amendment No. 2 dated September 3,
           1997, to Tax Allocation Agreement. (Tax Allocation Agreement dated June 13, 1963, as amended November 3, 1993, and as further amended on December 1, 1994, incorporated by reference to the Form U5S for 1994, Appendix 2, Exhibit D.)

 EXHIBIT E.    None

 EXHIBIT F.    None

                                 SIGNATURE


     The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                   ALLEGHENY ENERGY, INC.


                                   By  /s/ Thomas K. Henderson

                                       Thomas K. Henderson
                                       Counsel for
                                       Allegheny Energy, Inc.




Dated:  April 30, 1999

                                       APPENDIX 1





                      CONSOLIDATING AND OTHER FINANCIAL STATEMENTS
                                   (See Index on Page A)

               ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

     INDEX TO APPENDIX 1--CONSOLIDATING AND OTHER FINANCIAL STATEMENTS




                                                     Consolidating Statements                        Other Statements
                                          Allegheny        West Penn        AYP Capital,
                                         Energy, Inc.    Power Company          Inc.         Indiana-Kentucky  Ohio Valley
                                        and Subsidiary   and Subsidiary    and Subsidiary       Electric         Electric
                                           Companies       Companies         Companies         Corporation     Corporation

Balance Sheets -
 December 31, 1998                      A-1, 2            B-1, 2             C-1, 2             D-1               D-4
Statements of Income -
 Year ended December 31, 1998             A-3               B-3                 C-3             D-2               D-5

Statements of Retained Earnings
 and Other Paid-in Capital -
  Year ended December 31, 1998            A-4               B-4                 C-4              -                 -

Statements of Cash Flows
 Year ended December 31, 1998             A-5               B-5                 C-5             D-3               D-6

Long-Term Debt of Subsidiaries -
 December 31, 1998                      A-6, 7, 8            -                   -               -                 -



         ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

         CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                              (000's)


                   ASSETS                                  AYE       APSC       MP         PE          WPP      Subtotal
                                                                                                  (See page B-1)
Property, plant and equipment:
 At original cost                                             -     2,713  2,007,876   2,249,716    3,365,784   7,626,089
 Accumulated depreciation                                     -      (900)  (883,915)   (926,840)  (1,362,413) (3,174,068)

Investments and other assets:
 Securities of subsidiaries consolidated:
   Common stock, at equity                             2,085,024         -          -          -            -   2,085,024
   Excess of cost over book equity at acquisition         15,077         -          -          -            -      15,077
 Investment in APC:
   Common stock, at equity                                     -         -     (3,264)    (3,264)      (6,528)    (13,056)
   Advances                                                    -         -      3,495      3,617        7,061      14,173
 AGC - common stock, at equity                                 -         -     44,626     46,279       74,374     165,279
 Securities of associated company                          1,250         -          -          -            -       1,250
 Nonutility investment                                         -         -          -          -            -           -
 Benefit plans' investments                               87,468         -          -          -            -      87,468
 Other                                                         -        82          -        121          113         316

Current assets:
 Cash and temporary cash investments                         122       101      1,835      1,805        4,523       8,386
 Accounts receivable:
  Electric service                                             -         -     70,809     79,374      132,386     282,569
  Allowance for uncollectible accounts                         -         -     (2,516)    (2,202)     (14,760)    (19,478)
  Affiliated and other                                     3,458    49,129     19,674      7,089       26,381     105,731

 Notes receivable from affiliates                          2,907         -          -     76,050            -      78,957
 Materials and supplies - at average cost:
  Operating and construction                                   -         -     21,942     29,921       43,167      95,030
   Fuel                                                        -         -     16,588     14,099       24,363      55,050
 Prepaid taxes                                                 -         -     19,627     15,727       14,534      49,888
 Transition costs recovery                                     -         -          -          -       17,372      17,372
 Deferred power costs                                          -         -      6,878        333            -       7,211
 Other                                                       139         38     2,774        759        2,261       5,971

Deferred charges:
 Regulatory assets                                             -         -    154,882     66,792      475,776     697,450
 Unamortized loss on reacquired debt                           -         -     17,826     19,012        4,065      40,903
 Other                                                         8    14,396     19,893     23,741       34,610      92,648


               Total assets                            2,195,453    65,559  1,519,030  1,702,129    2,843,069   8,325,240


                                                                      A-1a

             ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

            CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                                 (000's)

                                                                                                                       AYE Inc.
                                                                                         Combined    Eliminations   Consolidated
                   ASSETS                   Subtotal    APC        AGC        AYP         Totals       etc.           Totals
                                                                           (See page C-1)

Property, plant and equipment:
 At original cost                           7,626,089    4,040     828,806   170,798      8,629,733        -          8,629,733
 Accumulated depreciation                  (3,174,068)     (15)   (210,198)  (11,322)    (3,395,603)       -         (3,395,603)

Investments and other assets:
 Securities of subsidiaries consolidated:
  Common stock, at equity                   2,085,024        -           -         -      2,085,024 (2,085,024)(1)            -
  Excess of cost over book equity              15,077        -           -         -         15,077        -             15,077
    at acquisition
 Investment in APC:
  Common stock, at equity                     (13,056)       -           -         -        (13,056)    13,056 (1)            -
  Advances                                     14,173        -           -         -         14,173    (14,173)(2)            -
 AGC - common stock, at equity                165,279        -           -         -        165,279   (165,279)(1)            -
 Securities of associated company               1,250        -           -         -          1,250          -            1,250
 Nonutility investment                              -        -           -     9,361          9,361          -            9,361
 Benefit plans' investments                    87,468        -           -         -         87,468          -           87,468
 Other                                            316        -           -         -            316          -              316

Current assets:
 Cash and temporary cash investments            8,386       35          30     9,108         17,559          -           17,559
 Accounts receivable:
  Electric service                            282,569        -           -    12,308        294,877          -          294,877
  Allowance for uncollectible accounts        (19,478)       -           -       (82)       (19,560)         -          (19,560)
  Affiliated and other                        105,731        -           -     2,756        108,487    (90,775) (3)      17,712


 Notes receivable from affiliates              78,957        -           -         -         78,957    (78,957) (2)           -
 Materials and supplies - at average cost:
  Operating and construction                   95,030        -       2,093     2,316         99,439          -           99,439
  Fuel                                         55,050        -           -     2,560         57,610          -           57,610
 Prepaid taxes                                 49,888       48       3,572     3,150         56,658          -           56,658
 Transition costs recovery                     17,372        -           -         -         17,372          -           17,372
 Deferred power costs                           7,211        -           -         -          7,211          -            7,211
 Other                                          5,971        -         162        72          6,205          -            6,205

Deferred charges:
 Regulatory assets                            697,450        -       7,056         -        704,506          -          704,506
 Unamortized loss on reacquired debt           40,903        -       7,768         -         48,671          -           48,671
 Other                                         92,648        -         169    12,394        105,211    (13,280)(11)      91,931


               Total assets                 8,325,240    4,108     639,458   213,419      9,182,225 (2,434,432)       6,747,793



           ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

           CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                                (000's)


        CAPITALIZATION AND LIABILITIES            AYE       APSC        MP            PE           WPP        Subtotal
                                                                                             (see page B-2)
Capitalization:
 Common stock of Allegheny Energy, Inc.        153,045         -            -             -            -      153,045
 Common stock of affiliate consolidated              -         -            -             -            -            -
 Common stock of subsidiaries consolidated           -        50      294,550       447,700      465,994    1,208,294
 Other paid-in capital                       1,044,085         -        2,441         2,690       55,475    1,104,691
 Retained earnings                             836,759         -      273,198       312,522      210,692    1,633,171

 Preferred stock of subsidiaries:
  Not subject to mandatory redemption                -         -       74,000        16,378       79,708      170,086

 Long-term debt and QUIDS                            -         -      453,917       578,817      837,725    1,870,459
   (see pages A-6, A-7, A-8)
 Notes and advances payable to affiliates            -         -            -             -            -            -

Current liabilities:
 Short-term debt                               153,071         -       49,000             -       65,066      267,137
 Notes payable to affiliates                         -         -            -             -            -            -
 Accounts payable to affiliates                  2,473        53       13,958        31,011       33,859       81,354
 Accounts payable - others                       5,128    13,193       13,080        35,572       77,815      144,788
 Deferred income taxes                               -         -        3,924        11,311        3,483       18,718
 Taxes accrued:
  Federal and state income                           -       602        6,277         6,430        1,002       14,311
  Other                                              -       888       23,192        18,922       16,711       59,713
 Interest accrued                                  447         -        7,692         7,193       15,681       31,013
 Adverse power purchase commitments                  -         -            -             -       47,173       47,173
 Other                                              64    41,916        9,438         8,770       40,061      100,249

Deferred credits and other liabilities:
 Unamortized investment credit                       -         -       16,155        19,591       42,630       78,376
 Deferred income taxes                               -         -      242,806       170,349      260,477      673,632
 Regulatory liabilities                              -         -       15,477        11,234       28,325       55,036
 Adverse power purchase commitments                  -         -            -             -      538,745      538,745
 Other                                             381     8,857       19,925        23,639       22,447       75,249

     Total capitalization and liabilities    2,195,453    65,559    1,519,030     1,702,129    2,843,069    8,325,240



                                                                    A-2a


    ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

    CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                         (000's)


                                                                                                                          AYE Inc.
                                                                                             Combined   Eliminations,  Consolidated
       CAPITALIZATION AND LIABILITIES              Subtotal    APC       AGC       AYP        Totals        etc.           Totals
                                                                              (see pg C-2)

    Capitalization:
      Common stock of Allegheny Energy, Inc.       153,045        -         -         -      153,045          -          153,045
      Common stock of affiliate consolidated           -          1         1         -            2         (2)(1)            -
      Common stock of subsidiaries consolidated  1,208,294        -         -         1    1,208,295 (1,208,295)(1)            -
      Other paid-in capital                      1,104,691      555   165,275    57,823    1,328,344   (284,259)(1)    1,044,085
      Retained earnings                          1,633,171  (13,612)        -   (38,109)   1,581,450   (744,691)(1)      836,759

      Preferred stock of subsidiaries:
        Not subject to mandatory redemption        170,086        -         -         -      170,086          -          170,086

      Long-term debt and QUIDS                   1,870,459        -   148,829   160,000    2,179,288          -        2,179,288
          (see pages A-6, A-7, A-8)
      Notes and advances payable to affiliates           -   14,173         -         -       14,173    (14,173)(2)            -

    Current liabilities:
      Short-term debt                              267,137        -    66,750     1,000      334,887    (76,050)(2)      258,837
      Notes payable to affiliates                        -    2,907         -         -        2,907     (2,907)(2)            -
      Accounts payable to affiliates                81,354        3     5,795     1,153       88,305    (88,305)(3)            -
      Accounts payable - others                    144,788        -         -    10,789      155,577     (2,470)(3)      153,107
      Deferred income taxes                         18,718        -         -         -       18,718          -           18,718
      Taxes accrued:
        Federal and state income                    14,311       81         -     3,050       17,442          -           17,442
        Other                                       59,713        -        75     2,963       62,751          -           62,751
      Interest accrued                              31,013        -     3,229     1,703       35,945          -           35,945
      Adverse power purchase commitments            47,173        -         -         -       47,173          -           47,173
      Other                                        100,249        -         -       990      101,239          -          101,239

    Deferred credits and other liabilities:
      Unamortized investment credit                 78,376        -    47,020         -      125,396          -          125,396
      Deferred income taxes                        673,632        -   177,166     4,675      855,473    (13,280)(11)     842,193
      Regulatory liabilities                        55,036        -    25,318         -       80,354          -           80,354
      Adverse power purchase commitments           538,745        -         -         -      538,745          -          538,745
      Other                                         75,249        -         -     7,381       82,630          -           82,630

         Total capitalization and liabilities    8,325,240    4,108   639,458   213,419    9,182,225 (2,434,432)       6,747,793



            ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

      CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31, 1998
                                           (000's)



                                                  AYE       APSC          MP            PE           WPP        Subtotal
Operating revenues:                                                                             (see page B-3)
 Residential                                            -         -      200,896       309,059      370,636      880,591
 Commercial                                             -         -      126,464       156,974      217,954      501,392
 Industrial                                                              208,613       206,639      338,254      753,506
 Wholesale and other,
   including affiliates                                 -   421,088       89,399        38,426       82,982      631,895
 Bulk power transactions, net                           -         -       19,753        26,399       68,901      115,053

              Total operating revenues                  -   421,088      645,125       737,497    1,078,727    2,882,437

Operating expenses:
 Operation:
   Fuel                                                 -         -      143,993       143,124      258,199      545,316
   Purchased power and exchanges, net                   -         -       95,618       138,278      121,286      355,182
   Deferred power costs, net                            -         -       (8,451)        1,812            -       (6,639)
   Other                                            2,746   403,209       82,644        86,792      173,029      748,420

 Maintenance                                            -     3,939       67,032        52,186       91,724      214,881
 Depreciation                                           -         -       58,610        74,341      114,709      247,660
 Taxes other than income taxes                         12    12,680       44,741        49,566       88,722      195,721
 Federal and state income taxes                         -       266       49,455        52,602       64,526      166,849
       Total operating expenses                     2,758   420,094      533,642       598,701      912,195    2,467,390
       Operating income                            (2,758)      994      111,483       138,796      166,532      415,047

Other income and deductions:
 Allowance for other than borrowed funds used
   during construction                                  -         -          375           597          581        1,553




 Other, net                                         (2,448)    (820)       6,052         9,297       11,325       23,406

        Total other income and deductions           (2,448)    (820)       6,427         9,894       11,906       24,959
        Income before interest charges and
           preferred dividends                      (5,206)     174      117,910       148,690      178,438      440,006

Interest charges and preferred dividends:
 Interest on long-term debt                              -        -       32,367        46,010       61,727      140,104
 Other interest                                      7,212      174        3,788         2,177        5,913       19,264

Allowance for borrowed funds used during construction
  and interest capitalized                                -       -         (670)         (979)      (1,822)      (3,471)
Dividends on preferred stock of subsidiaries              -       -            -             -            -         -
  Total interest charges and preferred dividends      7,212     174       35,485        47,208       65,818      155,897
  Income (loss) before extraordinary charge         (12,418)      -       82,425       101,482      112,620      284,109
    Extraordinary charge, net                             -       -            -             -     (275,426)    (275,426)
  Net income (loss)                                 (12,418)      -       82,425       101,482     (162,806)       8,683



                                                                    A-3a

          ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

     CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1998
                                 (000's)

                                                                                                                  AYE Inc.
                                                                                      Combined   Eliminations,  Consolidated
                                             Subtotal     APC      AGC      AYP        Totals         etc.         Totals
Operating revenues:                                                              (see pg C-3)
 Residential                                880,591        -        -    6,040      886,631             -       886,631
 Commercial                                 501,392        -        -   11,712      513,104             -       513,104
 Industrial                                 753,506        -        -    7,176      760,682             -       760,682
 Wholesale and other,                                                                            (205,713)(4)
    including affiliates                    631,895        -   73,816    6,786      712,497      (421,088)(5)    85,696
 Bulk power transactions, net               115,053        -        -  215,270      330,323             -       330,323

        Total operating revenues          2,882,437        -   73,816  246,984    3,203,237      (626,801)    2,576,436

Operating expenses:
 Operation:
  Fuel                                      545,316        -        -   21,137      566,453             -       566,453
  Purchased power and exchanges, net        355,182        -        -  210,559      565,741      (176,983)(4)   388,758
  Deferred power costs, net                  (6,639)       -        -        -       (6,639)          -          (6,639)
  Other                                     748,420        -    3,240   18,159      769,819       ( 28,730)(4)  337,440
                                                                                                  (403,649)(5)

  Maintenance                               214,881        -    1,352    5,265      221,498        (3,939)(5)   217,559
  Depreciation                              247,660        -   16,949    5,770      270,379             -       270,379
  Taxes other than income taxes             195,721        -    4,662    6,880      207,263       (12,680)(5)   194,583
  Federal and state income taxes            166,849        -   10,959  (10,533)     167,275         1,121 (8)   168,396
        Total operating expenses          2,467,390        -   37,162  257,237    2,761,789      (624,860)    2,136,929
        Operating income                    415,047        -   36,654  (10,253)     441,448        (1,941)      439,507

Other income and deductions:
 Allowance for other than borrowed funds
   used during construction                   1,553        -        -        -        1,553             -         1,553
 Other, net                                  23,406        5       86       99       23,596           1,121 (8)   8,180
                                                                                                    217,185 (1)
                                                                                                     (3,061)(7)
                                                                                                       (155)(6)
                                                                                                        820 (5)
                                                                                                   (231,326)(9)
       Total other income and deductions     24,959        5       86       99       25,149         (15,416)      9,733
       Income before interest charges and
          preferred dividends               440,006        5   36,740  (10,154)     466,597       (17,357)      449,240

Interest charges and preferred dividends:
 Interest on long-term debt                 140,104        -   10,848   10,105      161,057             -       161,057
 Other interest                              19,264      155    3,139       53       22,611        (3,061)(7)    19,395
                                                                                                     (155)(6)
 Allowance for borrowed funds used during construction
   and interest capitalized                  (3,471)       -        -        -       (3,471)            -        (3,471)
 Dividends on preferred stock of subsidiaries     -        -        -        -            -         9,251 (10)    9,251
  Total interest charges and preferred
     dividends                              155,897      155   13,987   10,158      180,197         6,035       186,232
  Income (loss) before extraordinary charge 284,109     (150)  22,753  (20,312)     286,400       (23,392)      263,008
   Extraordinary charge, net               (275,426)       -        -        -     (275,426)            -      (275,426)
  Net income (loss)                           8,683     (150)  22,753  (20,312)      10,974       (23,392)      (12,418)



              ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

   CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
                      FOR YEAR ENDED DECEMBER 31, 1998
                                (000's)


                                                         AYE        MP        PE         WPP       Subtotal
           RETAINED EARNINGS                                                        (see page B-4)

Balance at January 1, 1998                           1,059,768   243,939   239,391      475,558   2,018,656

Add:
 Net income (loss)                                     (12,418)   82,425   101,482     (162,806)      8,683

     Total                                           1,047,350   326,364   340,873      312,752   2,027,339

Deduct:
  Dividends on common stock of Allegheny
   Energy, Inc.                                        210,591         -         -            -     210,591
  Dividends on capital stock of subsidiary companies:
   Preferred                                                 -     5,037       818        3,396       9,251
   Common                                                    -    48,129    27,533       98,664     174,326

     Total deductions                                  210,591    53,166    28,351      102,060     394,168

Balance at December 31, 1998                           836,759   273,198   312,522      210,692   1,633,171


        OTHER PAID-IN CAPITAL

Balance at January 1, 1998                           1,044,085     2,441     2,690       55,475   1,104,691


Add (Deduct):

 Common stock dividends paid out of
   other paid-in capital                                     -         -         -            -           -

 Other paid-in capital from
   Allegheny Energy, Inc.                                    -         -         -            -           -


Balance at December 31, 1998                         1,044,085     2,441     2,690       55,475   1,104,691



                                                                    A-4a


               ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

   CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
                      FOR YEAR ENDED DECEMBER 31, 1998
                                    (000's)

                                                                                                             AYE Inc.
                                                                              Combined    Eliminations, Consolidated
                                  Subtotal       APC        AGC       AYP      Totals        etc.          Totals
 RETAINED EARNINGS                                                 (See pg C-4)

Balance at January 1, 1998        2,018,656    (13,462)         -  (17,797)  1,987,397     (927,629)     1,059,768

Add:
  Net income  (loss)                  8,683       (150)    22,753  (20,312)     10,974      (23,392)       (12,418)

      Total                       2,027,339    (13,612)    22,753  (38,109)  1,998,371     (951,021)     1,047,350


Deduct:
  Dividends on common stock of
    Allegheny Energy, Inc.          210,591          -          -        -     210,591            -        210,591
  Dividends on capital stock of
    subsidiary companies:
    Preferred                         9,251          -          -        -       9,251       (9,251)(10          -
    Common                          174,326          -     22,753        -     197,079     (197,079)(9)          -

      Total deductions              394,168          -     22,753        -     416,921     (206,330)       210,591

Balance at December 31, 1998      1,633,171    (13,612)         -  (38,109)  1,581,450     (744,691)       836,759


        OTHER PAID-IN CAPITAL

Balance at January 1, 1998        1,104,691        555    199,522   43,869   1,348,637     (304,552)     1,044,085


Add (Deduct):

  Common stock dividends paid out of
   other paid-in capital                  -          -    (34,247)       -     (34,247)      34,247 (1)          -

  Other paid-in capital from
   Allegheny Energy, Inc.                 -          -          -   13,954      13,954      (13,954)(1)          -


Balance at December 31, 1998      1,104,691        555    165,275   57,823   1,328,344     (284,259)     1,044,085



               ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

  CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1998
                                    (000's)


                                                   AYE          APSC       MP            PE           WPP      Subtotal
                                                                                                (see page B-5)
Cash Flows from Operations:
 Net income (loss)                               (12,418)        *       82,425       101,482     (162,806)    8,683
 Extraordinary charge, net of taxes                    -         -            -             -      275,426   275,426
 Income before extraordinary charge              (12,418)        -       82,425       101,482      112,620   284,109
 Depreciation                                          -         -       58,610        74,341      114,709   247,660
 Deferred investment credit and income
   taxes, net                                          -    (7,890)      14,827         8,683       (1,511)   14,109
 Deferred power costs, net                             -         -       (8,451)        1,812            -    (6,639)
 Unconsolidated subsidiaries' dividends
   in excess of earnings                               -         -        9,301         9,607       15,484    34,392
 Allowance for other than borrowed funds used
   during construction (AOFDC)                         -         -         (375)         (597)        (581)   (1,553)
 Internal restructuring liability                      -         -         (236)       (1,186)      (4,082)   (5,504)
 Changes in certain current assets and liabilities:
   Accounts receivable, net                        3,825   (25,504)      (8,907)        4,472        5,866   (20,248)
   Materials and supplies                              -         -       (3,930)       (4,462)      (3,851)  (12,243)
   Accounts payable                                2,899     3,659       15,324        17,529       21,953    61,364
   Taxes accrued                                       -       778        5,488        11,784       (6,619)   11,431
 Other, net                                       (7,925)   28,548       (3,291)       (7,645)        (486)    9,201



      Total Cash Flows from Operations           (13,619)     (409)     160,785       215,820      253,502   616,079


Cash Flows from Investing:
 Utility construction expenditures (less
   allowance for other than borrowed funds
   used during construction)                           -         -      (72,419)      (59,927)     (95,394) (227,740)
 Nonutility investments                          168,837         -            -             -            -   168,837
      Total Cash Flows from Investing            168,837         -      (72,419)      (59,927)     (95,394)  (58,903)

Cash Flows from Financing:
 Issuance of long-term debt                            -         -       85,918        33,200       92,834   211,952
 Retirement of long-term debt                          -         -     (111,690)      (86,655)    (161,435) (359,780)
 Short-term debt, net                             55,545         -       (7,829)            -        3,720    51,436
 Notes receivable from affiliates                   (155)        -            -        (7,850)           -    (8,005)
 Notes receivable from subsidiary                      -         -            -       (66,750)           -   (66,750)
 Notes payable to affiliates                           -         -       (1,450)            -        9,300     7,850
 Notes payable to parents
 Parent Company contribution
 Dividends on capital stock:
  Preferred stock                                      -         -       (5,037)         (818)      (3,396)   (9,251)
  Common stock                                  (210,590)        -      (48,129)      (27,534)     (98,664) (384,917)
      Total Cash Flows from Financing           (155,200)        -      (88,217)     (156,407)    (157,641) (557,465)

Net Change in Cash and Temporary
 Cash Investments**                                   18      (409)         149          (514)         467      (289)
Cash and Temporary Cash Investments at
  January 1                                          104       510        1,686         2,319        4,056     8,675
Cash and Temporary Cash Investments at
  December 31                                        122       101        1,835         1,805        4,523     8,386

Supplemental cash flow information:
 Cash paid during the year for:
  Interest (net of amount capitalized)             7,320       174       33,041        46,770       62,711   150,016
  Income taxes                                         1     6,498       33,361        41,132       73,653   154,645


 *Pursuant to service contracts, Allegheny Power Service Corporation's expenses
  ($420,268) have been apportioned to System companies.
**Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

                                                                    A-5a

              ALLEGHENY ENERGY, INC. AND SUBSIDIARY COMPANIES

      CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1998
                                           (000's)

                                                                                                              AYE Inc.
                                                                                  Combined  Eliminations,  Consolidated
                                     Subtotal      APC        AGC     AYP        Totals       etc.         Totals
                                                                    (see pg B-5)
Cash Flows from Operations:
 net income (loss)                   8,683      (150)        22,753  (20,312)     10,974     (23,392)      (12,418)
 Extraordinary charge,
   net of taxes                    275,426         -              -        -     275,426           -       275,426
 Income before extraordinary
   charge                          284,109      (150)        22,753  (20,312)    286,400     (23,392)      263,008
 Depreciation                      247,660         -         16,949    5,770     270,379           -       270,379
 Deferred investment credit
   and income taxes, net            14,109         4          5,305    1,580      20,998           -        20,998
 Deferred power costs, net          (6,639)        -              -        -      (6,639)          -        (6,639)
 Unconsolidated subsidiaries'
   dividends in excess of earnings  34,392         -              -        -      34,392     (34,392)            -
 Allowance for other than borrowed
   funds used during construction
   (AOFDC)                          (1,553)        -              -        -      (1,553)          -        (1,553)
 Internal restructuring liability   (5,504)        -              -        -      (5,504)          -        (5,504)
 Changes in certain current assets
   and liabilities:
  Accounts receivable, net         (20,248)        -              6    2,379     (17,863)     33,228        15,365
  Materials and supplies           (12,243)        -           (261)    (348)    (12,852)          -       (12,852)
  Accounts payable                  61,364        (5)          (340)  (4,669)     56,350     (33,232)       23,118
  Taxes accrued                     11,431        42             74    2,765      14,312           -        14,312
 Other, net                          9,201       (50)           503      896      10,550           -        10,550




  Total Cash Flows from Operations 616,079      (159)        44,989  (11,939)    648,970     (57,788)      591,182

Cash Flows from Investing:
 Utility construction expenditures
   (less allowance for other than
   borrowed funds used during
   construction)                  (227,740)        -            (69)       -    (227,809)          -      (227,809)
 Nonutility investments            168,837         -              -   (6,206)    162,631    (168,836)       (6,205)
  Total Cash Flows from Investing  (58,903)        -            (69)  (6,206)    (65,178)   (168,836)     (234,014)

Cash Flows from Financing:
 Issuance of long-term debt        211,952         -              -        -     211,952           -       211,952
 Retirement of long-term debt     (359,780)        -        (60,000)       -    (419,780)          -      (419,780)
 Short-term debt, net               51,436         -              -    1,000      52,436           -        52,436
 Notes receivable from affiliates   (8,005)        -              -        -      (8,005)      8,005             -
 Notes receivable from subsidiary  (66,750)        -              -        -     (66,750)     66,750             -
 Notes payable to affiliates         7,850       155              -        -       8,005      (8,005)            -
 Notes payable to parents                -         -         66,750        -      66,750     (66,750)            -
 Parent Company contribution             -         -              -   13,954      13,954     (13,954)            -
 Dividends on capital stock:
  Preferred stock                   (9,251)        -              -        -      (9,251)      9,251 (10         -
  Common stock                    (384,917)        -        (57,001)       -    (441,918)    231,327 (9)  (210,591)
    Total Cash Flows from
    Financing                     (557,465)      155        (50,251)  14,954    (592,607)    226,624      (365,983)

Net Change in Cash and Temporary
 Cash Investments**                   (289)       (4)        (5,331)  (3,191)     (8,815)          -        (8,815)
Cash and Temporary Cash Investments
   at January 1                      8,675        39          5,361   12,299      26,374           -        26,374
Cash and Temporary Cash Investments
   at December 31                    8,386        35             30    9,108      17,559           -        17,559

Supplemental cash flow information:
 Cash paid during the year for:
  Interest (net of amount
  capitalized)                     150,016         -         14,490   10,274     174,780      (3,061)      171,719
  Income taxes                     154,645      (127)         4,828  (14,293)    145,053           -       145,053


 *Pursuant to service contracts, Allegheny Power Service Corporation's expenses
  ($420,268) have been apportioned to System companies.
**Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

                       ALLEGHENY ENERGY, INC.                            A-6

    Long-Term Debt of Subsidiaries at December 31, 1998
                            (000's)



                                                  Date of           Principal
    First mortgage bonds:                          Issue             Amount
       Monongahela Power Company:
           5-5/8% Series Due 2000                  1993                65,000
           7-3/8% Series Due 2002                  1992                25,000
           7-1/4% Series Due 2007                  1992                25,000
           8-5/8% Series Due 2021                  1991                50,000
           8-3/8% Series Due 2022                  1992                40,000
           7-5/8% Series Due 2025                  1995                70,000
             Total                                                    275,000



       The Potomac Edison Company:
           5-7/8% Series Due 2000                  1993                75,000
           8%     Series Due 2006                  1991                50,000
           8%     Series Due 2022                  1992                55,000
           7-3/4% Series Due 2023                  1993                45,000
           8%     Series Due 2024                  1994                75,000
           7-5/8% Series Due 2025                  1995                80,000
           7-3/4% Series Due 2025                  1995                65,000
             Total                                                    445,000



       West Penn Power Company:
          6-3/8% Series KK, Due 2003               1993                80,000
          7-7/8% Series GG, Due 2004               1991                70,000
          7-3/8% Series HH, Due 2007               1992                45,000
          8-7/8% Series FF, Due 2021               1991               100,000
          7-7/8% Series II, Due 2022               1992               135,000
          8-1/8% Series LL, Due 2024               1994                65,000
          7-3/4% Series MM, Due 2025               1995                30,000
             Total                                                    525,000

       Total first mortgage bonds                                   1,245,000
          Less current maturities                                           0
                                                                    1,245,000

                           ALLEGHENY ENERGY, INC.                      A-7

                                   (000's)

                                                                                      Liability
                                        Date of         Date of        Interest Due Within
                                         Issue         Maturity         Rate    One Year   Long-Term
Debentures:
 Allegheny Generating Company            9- 1-93        9- 1- 23        6.875%     -             100,000
                                         9- 1-93        9- 1- 03        5.625%     -              50,000
                                                                                   -             150,000
Quarterly Income Debt Securities:
  Monongahela Power Company              6-19-95         6-30-25        8.00 %     -              40,000
  The Potomac Edison Company             6-30-95         9-30-25        8.00 %     -              45,457
  West Penn Power Company                6-12-95         6-30-25        8.00 %     -              70,000
                                                                                             155,457
Secured notes:
 Pleasants pollution control facilities:
  Monongahela Power Company              2- 1-98        11- 1-07        4.700%     -              14,500
                                         2- 1-98        11- 1-12        5.050%     -               3,000
                                         5-15-95         5- 1-15        6.150%     -              25,000
                                                                                   -              42,500
  The Potomac Edison Company             2- 1-98        11- 1-07        4.700%     -              30,000
                                         5-15-95         5- 1-15        6.150%     -              21,000
                                                                                   -              51,000
  West Penn Power Company                2- 1-98        11- 1-07        4.700%     -              45,000
                                         5-15-95         5- 1-15        6.150%     -              31,500
                                                                                   -              76,500

 Mitchell pollution control facilities:
  West Penn Power Company                3- 1-93         3- 1-03        4.950%     -              61,500
                                         5-15-95         4- 1-14        6.050%     -              15,400
                                                                                   -              76,900

 Fort Martin pollution control facilities:
  Monongahela Power Company              4- 1-93         4- 1-13        5.950 %    -               7,050
  The Potomac Edison Company             4- 1-93         4- 1-13        5.950 %    -               8,600
  West Penn Power Company                4- 1-93         4- 1-13        5.950 %    -               7,750
                                                                                   -              23,400
 Harrison pollution control facilities:
  Monongahela Power Company              4-15-92         4-15-22        6.875%     -               5,000
                                          5-1-93         5- 1-23        6.250%     -              10,675
                                         7-15-94         8- 1-24        6.750%     -               8,825
                                                                                   -              24,500

 The Potomac Edison Company              4-15-92         4-15-22        6.875%     -               6,550
                                          5-1-93         5- 1-23        6.250%     -              13,990
                                         7-15-94         8- 1-24        6.750%     -              11,560
                                                                                   -              32,100

 West Penn Power Company                 4-15-92         4-15-22        6.875%     -               8,450
                                          5-1-93         5- 1-23        6.300%     -              18,040
                                         7-15-94         8- 1-24        6.750%     -              14,910
                                                                                   -              41,400

 Total secured notes                                                            -             368,300



                                ALLEGHENY ENERGY, INC.                 A-8

                                                                                     Liability
                                          Date of      Date of        Interest Due Within
                                            Issue      Maturity         Rate    One Year    Long-Term

Unsecured notes:
 Hatfield's Ferry pollution control
  facilities:
   Monongahela Power Company                 3- 1-98    2- 1-02           4.35 %  -              2,060
                                             3- 1-98    2- 1-07           4.75 %  -              1,000
                                             3- 1-98    2- 1-12           5.10 %  -              3,000
                                                                                  -              6,060
    The Potomac Edison Company               3- 1-98    2- 1-02           4.35 %  -              3,200
    West Penn Power Company                  3- 1-98    2- 1-07           4.75 %  -             14,435
 Total unsecured notes                                                            -             23,695

Installment purchase obligations:
 Monongahela Power Company -
  Pleasants County pollution cntl facilities 3- 1-98    3- 1-03           4.500%  -             10,145
  Preston County pollution cntl facilities   3- 1-98    3- 1-03           4.500%  -              5,900
  Marion County pollution cntl facilities    3- 1-98    3- 1-03           4.500%  -              3,055
                                                                                  -             19,100
Medium-term notes:
 Monongahela Power Company                   9-24-98    9-24-03           5.66 %  -              5,000
                                             9-25-98    9-25-03           5.71 %  -              1,975
                                             9-29-98    9-29-03           5.57 %  -              1,000
                                             9-29-98    9-29-03           5.63 %  -             20,500
                                             9-30-98    9-30-03           5.56 %  -             15,000
                                                                                  -             43,475

 West Penn Power Company                     9-21-98    9-23-02           5.66 %  -             32,050
                                             9-22-98    9-23-02           5.56 %  -              1,500
                                                                                  -             33,550

 AYP Energy, Inc.                           10-31-96   10-31-01           6.180 % -            160,000
 Total medium-term notes                                                          -            237,025

Unamortized debt discount and premium, net:
 Monongahela Power Company                                                        -             (3,768)
 The Potomac Edison Company                                                       -             (6,541)
 West Penn Power Company                                                          -             (7,809)
 Allegheny Generating Company                                                     -             (1,171)
  Total unamortized debt discount and premium, net                                -            (19,289)


                         WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

                          CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                                              (000's)


                                 West Virginia Power
                                  and Transmission
                               Company and Subsidiary

                                                        West Virginia    West Penn                               Consolidated
                                              West Penn   Power and    West Virginia                                 Totals
                                                Power    Transmission       Water      Combined  Eliminations,    (Carried to
               ASSETS                          Company      Company     Power Company   Totals       etc.           page A-1)

Property, plant and equipment:
 At original cost                              3,363,460        2,314           10      3,365,784            -        3,365,784
 Accumulated depreciation                     (1,362,413)           -            -     (1,362,413)           -       (1,362,413)

Investments and other assets:
 Securities of subsidiaries consolidated           2,445            1            -          2,446       (2,446)(1)            -
 Equity in undistributed earnings
   of subsidiaries                                 1,059            -            -          1,059       (1,059)(2)            -
 Indebtedness of subsidiary
   consolidated-not current                            -           14            -             14          (14)(3)            -
 Investment in Allegheny Pittsburgh Coal Company:
   Common stock, at equity                        (6,528)           -            -         (6,528)           -           (6,528)
   Advances                                        7,061            -            -          7,061            -            7,061
 Investment in Allegheny Generating Company
   Common stock, at equity                        74,374            -            -         74,374            -           74,374
 Other                                               113            -            -            113            -              113

Current assets:
 Cash and temporary cash investments               2,864        1,659            -          4,523            -            4,523
 Accounts receivable:
  Electric service                               132,386            -            -        132,386            -          132,386
  Allowance for uncollectible accounts           (14,760)           -            -        (14,760)           -          (14,760)
  Affiliated and other                            26,381            -            -         26,381            -           26,381
 Materials and supplies - at average cost:
  Operating and construction                      43,167            -            -         43,167            -           43,167
  Fuel                                            24,363            -            -         24,363            -           24,363
 Prepaid taxes                                    14,534            -            -         14,534            -           14,534
 Transition costs recovery                        17,372            -            -         17,372            -           17,372
 Other                                             2,261            -            -          2,261            -            2,261

Deferred charges:
 Regulatory assets                               475,776            -            -        475,776            -          475,776
 Unamortized loss on reacquired debt               4,065            -            -          4,065            -            4,065
 Other                                            34,609            1            -         34,610            -           34,610

      Total assets                             2,842,589        3,989           10      2,846,588       (3,519)       2,843,069



                          WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

                           CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                                                (000's)
                                          West Virginia Power
                                           and Transmission
                                        Company and Subsidiary


                                                             West Virginia Power
                                                              and Transmission
                                                            Company and Subsidiary

                                                            West Virginia   West Penn                              Consolidated
                                                  West Penn    Power and   West Virginia                              Totals
                                                    Power    Transmission      Water      Combined  Eliminations,   (Carried to
       CAPITALIZATION AND LIABILITIES              Company      Company    Power Company   Totals       etc.        page A-2)

Capitalization:
  Common stock of West Penn Power Company          465,994            -            -     465,994            -      465,994
  Common stock of subsidiaries consolidated              -        3,000            1       3,001       (3,001)(1)        -
  Other paid-in capital                             55,475         (555)           -      54,920          555 (1)   55,475
  Retained earnings                                210,692        1,064           (5)    211,751       (1,059)(2)  210,692

Preferred stock:
  Not subject to mandatory redemption               79,708            -            -      79,708            -       79,708
Long-term debt and QUIDS                           837,725            -            -     837,725            -      837,725
Indebtedness to affiliated consolidated-not current      -            -           14          14          (14)(3)        -

Current liabilities:
 Short-term debt                                    65,066            -            -      65,066            -       65,066
 Accounts payable to affiliates                     33,859            -            -      33,859            -       33,859
 Accounts payable - others                          77,815            -            -      77,815            -       77,815
 Deferred income taxes                               3,483            -            -       3,483            -        3,483
 Taxes accrued:
   Federal and state income                          1,002            -            -       1,002            -        1,002
   Other                                            16,231          480            -      16,711            -       16,711
 Interest accrued                                   15,681            -            -      15,681            -       15,681
 Adverse power purchase commitments                 47,173            -            -      47,173            -       47,173
 Other                                              40,061            -            -      40,061            -       40,061

Deferred credits and other liabilities:
 Unamortized investment credit                      42,630            -            -      42,630            -       42,630
 Deferred income taxes                             260,477            -            -     260,477            -      260,477
 Regulatory liabilities                             28,325            -            -      28,325            -       28,325
 Adverse power purchase commitments                538,745            -            -     538,745            -      538,745
 Other                                              22,447            -            -      22,447            -       22,447

     Total capitalization and liabilities        2,842,589        3,989           10   2,846,588       (3,519)   2,843,069



          WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

   CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,  1998
                                (000's)


                                                                West Virginia Power
                                                                 and Transmission
                                                              Company and Subsidiary

                                                                West Virginia  West Penn                               Consolidated
                                                     West Penn    Power and  West Virginia                                Totals
                                                       Power    Transmission     Water      Combined  Eliminations,    (Carried to
                                                      Company      Company   Power Company   Totals       etc.           page A-3)
Electric operating revenues:
 Residential                                         370,636            -            -     370,636            -          370,636
 Commercial                                          217,954            -            -     217,954            -          217,954
 Industrial                                          338,254            -            -     338,254            -          338,254
 Wholesale and other, including affiliates            82,982            -            -      82,982            -           82,982
 Bulk power transactions, net                         68,901            -            -      68,901            -           68,901

        Total operating revenues                   1,078,727            -            -   1,078,727            -        1,078,727

Operating expenses:
 Operation:
  Fuel                                               258,199            -            -     258,199            -          258,199
  Purchased power and exchanges, net                 121,286            -            -     121,286            -          121,286
  Other                                              173,029            -            -     173,029            -          173,029
 Maintenance                                          91,724            -            -      91,724            -           91,724
 Depreciation                                        114,709            -            -     114,709            -          114,709
 Taxes other than income taxes                        88,722            -            -      88,722            -           88,722
 Federal and state income taxes                       64,526            -            -      64,526            -           64,526
        Total operating expenses                     912,195            -            -     912,195            -          912,195
        Operating income                             166,532            -            -     166,532            -          166,532

Other income and deductions:
 Allowance for other than borrowed funds used
   during construction                                   581            -            -         581            -              581
 Other, net                                           11,325        1,004           (1)     12,328       (1,003)(2)       11,325
        Total other income and deductions             11,906        1,004           (1)     12,909       (1,003)          11,906
        Income before interest charges               178,438        1,004           (1)    179,441       (1,003)         178,438

Interest charges:
 Interest on long-term debt                           61,727            -            -      61,727            -           61,727
 Other interest                                        5,913            -            -       5,913            -            5,913
 Allowance for borrowed funds used during
   construction and interest capitalized              (1,822)           -            -      (1,822)           -           (1,822)
       Total interest charges                         65,818            -            -      65,818            -           65,818
   Income (loss) before extraordinary charge         112,620        1,004           (1)    113,623       (1,003)         112,620
   Extraordinary charge, net                        (275,426)           -            -    (275,426)           -         (275,426)
   Net income (loss)                                (162,806)       1,004           (1)   (161,803)      (1,003)        (162,806)



              WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

      CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
                         FOR YEAR ENDED DECEMBER 31, 1998
                                     (000's)



                                                          West Virginia Power
                                                           and Transmission
                                                        Company and Subsidiary

                                                          West Virginia    West Penn                               Consolidated
                                               West Penn    Power and    West Virginia                                Totals
                                                 Power    Transmission       Water      Combined Eliminations,       (Carried to
                                                Company      Company     Power Company   Totals      etc.             page A-4)
             RETAINED EARNINGS
Balance at January 1, 1998                       475,558           60           (4)      475,614          (56)(2)      475,558

Add:
 Net income (loss)                              (162,806)       1,004           (1)     (161,803)      (1,003)(2)     (162,806)

     Total                                       312,752        1,064           (5)      313,811       (1,059)         312,752

Deduct:
 Dividends on capital stock of West Penn Power Co.:
  Preferred stock
    4-1/2%                                         1,337            -            -         1,337            -            1,337
    4.20% Series B                                   210            -            -           210            -              210
    4.10% Series C                                   205            -            -           205            -              205
    Auction                                        1,644            -            -         1,644            -            1,644
    Common stock                                  98,664            -            -        98,664            -           98,664

           Total deductions                      102,060            -            -       102,060            -          102,060


Balance at December 31, 1998                     210,692        1,064           (5)      211,751       (1,059)         210,692


           OTHER PAID-IN CAPITAL

Balance at January 1 and December 31, 1998        55,475         (555)           -        54,920          555 (1)       55,475



                WEST PENN POWER COMPANY AND SUBSIDIARY COMPANIES

    CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1998
                                    (000's)



                                                                 West Virginia Power
                                                                  and Transmission
                                                                 Company and Subsidiary

                                                                 West Virginia  West Penn                            Consolidated
                                                      West Penn    Power and  West Virginia                             Totals
                                                        Power    Transmission     Water      Combined Eliminations,    (Carried to
                                                       Company      Company   Power Company   Totals      etc.           page A-5)
Cash Flows from Operations:
 Net income (loss)                                  (162,806)       1,004           (1)  (161,803)      (1,003)(2)     (162,806)
 Extraordinary charge, net of taxes                  275,426            -            -    275,426            -          275,426
 Net income before extraordinary charge              112,620        1,004           (1)   113,623       (1,003)         112,620
 Depreciation                                        114,709            -            -    114,709            -          114,709
 Deferred investment credit and
   income taxes, net                                  (1,511)           -            -     (1,511)           -           (1,511)
 Unconsolidated subsidiaries' dividends
   in excess of earnings                              15,484            -            -     15,484            -           15,484
 Allowance for other than borrowed funds used
   during construction (AOFDC)                          (581)           -            -       (581)           -             (581)
 Internal restructuring liability                     (4,082)           -            -     (4,082)           -           (4,082)
 Changes in certain current assets and liabilities:
   Accounts receivable, net                            5,866            -            -      5,866            -            5,866
   Materials and supplies                             (3,851)           -            -     (3,851)           -           (3,851)
   Accounts payable                                   21,966          (13)           -     21,953            -           21,953
   Taxes accrued                                      (6,632)          13            -     (6,619)           -           (6,619)
 Other, net                                           (1,490)           -            1     (1,489)       1,003             (486)

     Total Cash Flows from Operations                252,498        1,004            -    253,502            -          253,502

Cash Flows from Investing:
  Construction expenditures (less allowance
   for other than borrowed funds used during
     construction)                                   (95,394)          -            -    (95,394)           -          (95,394)

Cash Flows from Financing:
 Issuance of long-term debt                           92,834            -            -     92,834            -           92,834
 Retirement of long-term debt                       (161,435)           -            -   (161,435)           -         (161,435)
 Short-term debt                                       3,720            -            -      3,720            -            3,720
 Notes payable to affiliates                           9,300            -            -      9,300            -            9,300
 Dividends on capital stock:
   Preferred stock                                    (3,396)           -            -     (3,396)           -           (3,396)
   Common stock                                      (98,664)           -            -    (98,664)           -          (98,664)
     Total Cash Flows from Financing                (157,641)           -            -   (157,641)           -         (157,641)

Net Change in Cash and
 Temporary Cash Investments*                            (537)       1,004            -        467            -              467
Cash and Temporary Cash Investments
  at January 1                                         3,401          655            -      4,056            -            4,056
Cash and Temporary Cash Investments
  at December 31                                       2,864        1,659            -      4,523            -            4,523


Supplemental cash flow information:
 Cash paid during the year for:
   Interest (net of amount capitalized)               62,711            -            -     62,711            -           62,711
   Income taxes                                       72,956          697            -     73,653            -           73,653




*Temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

                          AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

                        CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                                            (000's)


                                               Allegheny                  Allegheny                               Totals
                                     AYP     Communications     AYP        Energy     Combined Eliminations,   (Carried to
        ASSETS                     Capital      Connect       Energy      Solutions    Totals      etc.         page A-1a)

Property, plant and equipment:
                                                              >
 At original cost                   479         1,194      169,105           20       170,798           -          170,798
 Accumulated depreciation          (124)          (13)     (11,185)           -       (11,322)          -          (11,322)

Investments and other assets:
 Securities of subsidiaries
   consolidated                  10,521             -            -            -        10,521     (10,521)(1)        -
 Nonutility Investment            7,311         2,050            -            -         9,361           -            9,361

Current assets:
 Cash                             1,883           241        6,787          197         9,108           -            9,108
 Accounts receivable:
  Electric service                  493            54        8,412        3,349        12,308           -           12,308
  Allowance for uncollectible
   accounts                           -             -            -          (82)          (82)          -              (82)
  Affiliated and other                3           251          168        2,337         2,759          (3)(3)        2,756
 Materials and supplies
   - at average cost:
  Operating and construction          -             -        2,316            -         2,316           -            2,316
  Fuel                                -             -        2,560            -         2,560           -            2,560
 Prepaid taxes                        7            81        3,062            -         3,150           -            3,150
 Other                               26             -           46            -            72           -               72

Deferred charges:
 Other                              119         2,956        9,289           30        12,394           -           12,394
      Total assets               20,718         6,814      190,560        5,851       223,943     (10,524)         213,419



                  AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

               CONSOLIDATING BALANCE SHEET - DECEMBER 31, 1998
                                   (000's)


                                              Allegheny            Allegheny                          Totals
                                      AYP   Communication   AYP     Energy  Combined Eliminations,   (Carried to
 CAPITALIZATION AND LIABILITIES    Capital    Connect     Energy  Solutions Totals     etc.          page A-2A)

Capitalization:
 Common stock owned by Allegheny
   Energy, Inc.                         1            -         -        -        1          -                1
 Common stock of subsidiaries
   consolidated                         -            1         1        1        3         (3)(1)            -
 Other paid-in capital             57,823        6,901    35,659    3,243  103,626    (45,803)(1)       57,823
 Retained earnings                (38,109)        (376)  (31,728)  (3,181) (73,394)    35,285 (2)      (38,109)

 Long-term debt                         -            -   160,000        -  160,000          -          160,000

Current liabilities:
 Short-term debt                        -            -         -    1,000    1,000          -            1,000
 Accounts payable to affiliates       236          190       546      184    1,156         (3)(3)        1,153
 Accounts payable - others             13           98     8,233    2,445   10,789          -           10,789
 Taxes accrued:
   Federal and state income           721            -     2,194      135    3,050          -            3,050
   Other                               33            -     1,779    1,151    2,963          -            2,963
 Interest accrued                       -            -     1,703        -    1,703          -            1,703
 Other                                  -            -       133      857      990          -              990

Deferred credits and other liabilities:
 Deferred income taxes                  -            -     4,659       16    4,675          -            4,675
 Other                                  -            -     7,381        -    7,381          -            7,381

     Total capitalization and
      liabilities                  20,718        6,814   190,560    5,851  223,943    (10,524)         213,419



                    AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

       CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED DECEMBER 31,1998
                                     (000's)


                                                                                                      Consolidated
                                            Allegheny             Allegheny                                 Totals
                                   AYP    Communication    AYP     Energy  Combined Eliminations,         (Carried to
                                  Capital     Connect     Energy   Solutions Totals      etc.               page A-3a)
Operating revenues:
 Residential                          -            -          -    6,040    6,040            -               6,040
 Commercial                           -            -          -   11,712   11,712            -              11,712
 Industrial                           -            -          -    7,176    7,176            -               7,176
 Wholesale and other,
   including affiliates           6,462          246     23,217        -   29,925      (23,139)   (4)        6 786
 Bulk power transactions, net         -            -    215,270        -  215,270            -             215,270

       Total operating revenues   6,462          246    238,487   24,928  270,123      (23,139)            246,984

Operating expenses:
 Operation:
  Fuel                                -            -     21,137        -   21,137            -              21,137
  Purchased power and
   exchanges, net                     -            -    210,394   23,304  233,698      (23,139)   (4)      210,559
  Other                           7,322          349      6,359    4,129   18,159            -              18,159
 Maintenance                          1            1      5,250       13    5,265            -               5,265
 Depreciation                        96           13      5,649       12    5,770            -               5,770
 Taxes other than income taxes      256            3      5,354    1,267    6,880            -               6,880
 Federal and state income taxes    (343)         (39)    (9,128)  (1,023) (10,533)           -             (10,533)
       Total operating expenses   7,332          327    245,015   27,702  280,376      (23,139)            257,237
       Operating income            (870)         (81)    (6,528)  (2,774) (10,253)           -             (10,253)

Other income and deductions:
 Other, net                     (19,439)          10     (1,208)   1,060  (19,577)      19,676    (2)           99
       Total other income
        and deductions          (19,439)          10     (1,208)   1,060  (19,577)      19,676                  99
       Income before interest
        charges                 (20,309)         (71)    (7,736)  (1,714) (29,830)      19,676             (10,154)

Interest charges:
 Interest on long-term debt           -            -     10,105        -   10,105            -              10,105
 Other interest                       3            -         23       27       53            -                  53
       Total interest charges         3            -     10,128       27   10,158            -              10,158

 Net income (loss)              (20,312)         (71)   (17,864)  (1,741) (39,988)      19,676             (20,312)


                  AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES

   CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
                       FOR YEAR ENDED DECEMBER 31, 1998
                                    (000's)


                                                  Allegheny               Allegheny                             Totals
                                        AYP     Communication     AYP      Energy  Combined Eliminations,    (Carried to
                                      Capital      Connect      Energy    Solutions Totals      etc.          page A-4a)
 RETAINED EARNINGS

Balance at January 1, 1998            (17,797)        (305)     (13,864)  (1,440) (33,406)      15,609          (17,797)

Add:
 Net income (loss)                    (20,312)         (71)     (17,864)  (1,741) (39,988)      19,676 (2)      (20,312)

     Total                            (38,109)        (376)     (31,728)  (3,181) (73,394)      35,285          (38,109)

Deduct:
 Dividends on common stock of Allegheny Power
   System, Inc.                             -            -            -        -        -            -                -
 Dividends on capital stock of subsidiary companies:
   Preferred                                -            -            -        -        -            -                -
   Common                                   -            -            -        -        -            -                -

          Total deductions                  -            -            -        -        -            -                -

Balance at December 31, 1998          (38,109)        (376)     (31,728)  (3,181) (73,394)      35,285          (38,109)


         OTHER PAID-IN CAPITAL

Balance at January 1, 1998             43,869          890       29,488    3,243   77,490      (33,621)          43,869

Add:
 Capital Contributions from Parent     13,954        6,011        6,171        -   26,136      (12,182)(1)       13,954

Balance at December 31, 1998           57,823        6,901       35,659    3,243  103,626      (45,803)          57,823


            AYP CAPITAL, INC. AND SUBSIDIARY COMPANIES
   CONSOLIDATING STATEMENTS OF CASH FLOWS FOR YEAR ENDED DECEMBER 31, 1998
                              (000's)



                                                     Allegheny               Allegheny                             Totals
                                                    Communication     AYP      Energy  Combined Eliminations,    (Carried to
                                        AYP Capital   Connect      Energy    Solutions Totals      etc.          page A-5a)
Cash Flows from Operations:
 Net income (loss)                       (20,312)         (71)     (17,864)  (1,741) (39,988)      19,676 (2)      (20,312)
 Depreciation                                 96           13        5,649       12    5,770            -            5,770
 Deferred investment credit
   and income taxes,net                        -            -        1,564       16    1,580            -            1,580
 Changes in certain current
   assets and liabilities:
   Accounts receivable, net                  360         (170)       5,503   (3,300)   2,393          (14)           2,379
   Materials and supplies                      -            -         (348)       -     (348)           -             (348)
   Accounts payable                       (1,242)          72       (4,694)   1,181   (4,683)          14           (4,669)
   Taxes accrued                             416          (19)       1,705      663    2,765            -            2,765
 Other, net                                7,377       (3,037)       3,063      987    8,390       (7,494)             896
      Total Cash Flows from Operations   (13,305)      (3,212)      (5,422)  (2,182) (24,121)      12,182          (11,939)

Cash Flows from Investing:
 Nonutility Investments                   (2,315)      (3,016)        (855)     (20)  (6,206)           -           (6,206)

Cash Flows from Financing:
 Issuance of long-term debt                    -            -            -        -        -            -                -
 Retirement of long-term debt                  -            -            -        -        -            -                -
 Short-term debt                               -            -            -    1,000    1,000            -            1,000
 Notes receivable from affiliates              -            -            -        -        -            -                -
 Parent company contribution              13,954        6,011        6,171        -   26,136      (12,182)          13,954
 Dividends on capital stock:
  Preferred stock                              -            -            -        -        -            -                -
  Common stock                                 -            -            -        -        -            -                -
    Total Cash Flows from Financing       13,954        6,011        6,171    1,000   27,136      (12,182)          14,954

Net Change in Cash                        (1,666)        (217)        (106)  (1,202)  (3,191)           -           (3,191)
Cash at January 1                          3,549          458        6,893    1,399   12,299            -           12,299
Cash at December 31                        1,883          241        6,787      197    9,108            -            9,108

Supplemental cash flow information:
 Cash paid during the year for:
   Interest                                    3            -       10,241       30   10,274            -           10,274
   Income taxes                             (753)          53      (13,042)    (551) (14,293)           -          (14,293)





                                                                  D-1

            INDIANA-KENTUCKY ELECTRIC CORPORATION

               BALANCE SHEET--DECEMBER 31, 1998
                          UNAUDITED
                            (000's)

                            Assets


    Electric plant - at original cost, including $7,914
        construction work in progress                                   409,670
            Less - Accumulated provisions for depreciation and
                        amortization                                    346,984
                                                                         62,686

    Current assets:
        Cash and cash equivalents                                            11
        Accounts receivable                                                 682
        Coal in storage, at average cost                                 18,052
        Coal sold under agreement to be repurchased                       4,000
        Materials and supplies, at average cost                           8,721
        Interest receivable                                                   1
        Prepaid expenses and other                                        1,100
                                                                         32,567

    Deferred charges and other:
        Future federal income tax benefits                               50,028
        Unrecognized postemployment benefits                                570
        Unrecognized pension expense                                      4,247
        Unrecognized postretirement benefits                             18,211
        Deferred depreciation - coal switch                               6,502
        Prepaids and other                                                  291
                                                                         79,849

      TOTAL ASSETS                                                      175,102


           Capitalization and Liabilities


    Capitalization:
        Common stock, without par value, stated at $200
            per share -
                Authorized - 100,000 shares
                Outstanding - 17,000 shares                               3,400


    Current liabilities:
        Accounts payable                                                 21,903
        Coal purchase obligation                                          4,000
        Accrued taxes                                                     2,594
        Accrued interest and other                                        2,522
                                                                         31,019


    Deferred credits:
        Accrued pension liability                                         4,247
        Customer advances for construction                                4,740
        Advances from parent - construction                              58,022
        Antitrust settlement                                              2,594
        Postretirement benefits obligation                               18,211
        Postemployment benefits obligation                                  570
        Accumulated deferred income taxes                                50,028
        Deferred credit - other                                           2,271
                                                                        140,683

      TOTAL CAPITALIZATION AND LIABILITIES                              175,102




                                                                  D-2
         INDIANA-KENTUCKY ELECTRIC CORPORATION

             STATEMENT OF INCOME

         FOR YEAR ENDED DECEMBER 31, 1998
                   UNAUDITED
                    (000's)



    Operating revenues:
       Sale of electric energy                                   152,861
       Other operating revenues                                       67

                    Total operating revenues                     152,928


    Operating expenses:
        Fuel consumed in operation                               106,630
        Other operation                                           17,416
        Maintenance                                               17,433
        Depreciation                                               6,465
        Taxes, other than federal income taxes                     4,977

                    Total operating expenses                     152,921

                    Operating income                                   7

    Interest income and other                                         (7)

                    Net income                                      -






                                                                   D-3
          INDIANA-KENTUCKY ELECTRIC CORPORATION

                STATEMENT OF CASH FLOWS

            FOR YEAR ENDED DECEMBER 31, 1998
                       UNAUDITED
                        (000's)


Cash From Operations:
 Net Income                                                                 -
 Adjustments to reconcile net income to net
   cash (used) provided by operating activities:
   Depreciation                                                         6,465
   Changes in assets and liabilities:
     Accounts receivable                                                 (655)
     Coal in storage and coal sold under agreement to be repurchased   (3,103)
     Materials and supplies                                               424
     Prepaid expenses and other                                           (14)
     Accounts payable                                                   6,421
     Accrued taxes                                                        616
     Accrued interest and other                                           419
     Other                                                              2,188

       Net cash provided by operating activities                       12,761

Investing Activities:
 Reimbursement for plant replacements and
   additional facilities                                                8,005
 Net electric plant additions                                         (10,348)
 Advances from parent                                                  (6,465)
       Net cash used by investing activities                           (8,808)

Financing Activities:
 Coal purchase obligation                                              (4,000)

       Net cash used by financing activities                           (4,000)

       Net decrease in cash and cash equivalents                          (47)

Cash and cash equivalents, beginning of year                               58

Cash and cash equivalents, end of year                                     11


Supplemental Disclosures
Interest paid                                                             510

Federal income taxes paid                                                   -


For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.




                                                                   D-4


               OHIO VALLEY ELECTRIC CORPORATION

               BALANCE SHEET--DECEMBER 31, 1998
                          UNAUDITED
                           (000's)
                            Assets

  Electric plant - at original cost, including $4,828
      construction work in progress                                      297,003
         Less - Accumulated provisions for depreciation and amortization 288,376
                                                                           8,627
  Investments and other:
      Investment in subsidiary company                                     3,400
      Advances to subsidiary - construction                               58,022
                                                                          61,422
  Current assets:
      Cash and cash equivalents                                            1,045
      Accounts receivable                                                 29,322
      Coal in storage, at average cost                                     2,085
      Coal sold under agreement to be repurchased                          8,000
      Materials and supplies, at average cost                             10,641
      Property taxes applicable to subsequent years                        4,000
      SO2 Allowances                                                       2,373
      Prepaid expenses and other                                             871
                                                                          58,337
  Deferred charges and Other:
      Unamortized debt expense                                               277
      Future federal income tax benefits                                  18,867
      Unrecognized postemployment benefits expense                           323
      Unrecognized pension expense                                         4,664
      Unrecognized postretirement benefits expense                        19,502
      SO2 Allowances                                                       5,779
      Prepaids and other                                                   1,546
                                                                          50,958

         TOTAL ASSETS                                                    179,344

                    Capitalization and Liabilities

  Capitalization:
      Common stock, $100 par value -
          Authorized - 300,000 shares
          Outstanding - 100,000 shares                                    10,000
      Senior secured notes                                                51,305
      Retained earnings                                                    2,041
                                                                          63,346
  Current liabilities:
      Short-Term Borrowings                                               20,000
      Note payable maturing in one year                                    7,100
      Current portion - long term debt                                     6,896
      Accounts payable                                                     7,839
      Coal purchase obligation                                             8,000
      Accrued taxes                                                        8,140
      Accrued Federal income taxes                                         2,549
      Accrued interest and other                                           2,088
                                                                          62,612
  Deferred credits:
      Investment tax credits                                              10,610
      Accrued pension liability                                            4,664
      Customer advances for construction                                     915
      Antitrust settlement                                                 1,517
      Accumulated deferred income taxes                                   15,505
      Postretirement benefits obligation                                  19,502
      Postemployment benefits obligation                                     323
      Deferred credit - other                                                350

                                                                          53,386

         TOTAL CAPITALIZATION AND LIABILITIES                            179,344






                                                                     D-5
               OHIO VALLEY ELECTRIC CORPORATION

                      STATEMENT OF INCOME

               FOR YEAR ENDED DECEMBER 31, 1998
                           UNAUDITED
                            (000's)


    Operating revenues:
       Sale of electric energy                                   305,785
       Other operating revenues                                      810

                    Total operating revenues                     306,595

    Operating expenses:
        Fuel consumed in operation                                92,503
        Purchased power                                          155,519
        Other operation                                           23,088
        Maintenance                                               15,736
        Taxes, other than federal income taxes                     5,382
        Federal income taxes                                       7,018

                    Total operating expenses                     299,246

                    Operating income                               7,349

    Interest income and other                                        497

                    Income before interest charges                 7,846

    Interest charges
    Interest expense, net                                          5,669
    Amortization of debt expense and discount                         40

                    Total interest charges                         5,709

                    Net income                                     2,137

    Retained earnings, beginning of year                           2,064

    Cash dividends on common stock                                 2,160

    Retained earnings, end of year                                 2,041






                                                                   D-6

                   OHIO VALLEY ELECTRIC CORPORATION

                       STATEMENT OF CASH FLOWS

                   FOR YEAR ENDED DECEMBER 31, 1998
                              UNAUDITED
                               (000's)

Cash From Operations:
 Net Income                                                           2,137
 Adjustments to reconcile net income to net
   cash (used) provided by operating activities:
   Debt expense amortization                                             40
   Future federal income and deferred credit tax benefits             1,059
   Changes in assets and liabilities:
     Accounts receivable                                             (3,135)
     Coal in storage and coal sold under agreement to be repurchased  1,784
     Materials and supplies                                            (327)
     SO2 allowances                                                   3,213
     Property taxes applicable to subsequent years                       86
     Prepaid expenses and other                                         (36)
     Accounts payable                                                  (710)
     Accrued taxes                                                   (4,103)
     Accrued interest and other                                        (268)
     Other                                                            2,487

       Net cash provided by operating activities                      2,227

Investing Activities:
 Reimbursement for plant replacements and
   additional facilities                                              1,993
 Net electric plant additions                                        (5,840)
 Advances in subsidiary                                               6,465

       Net cash provided by investing activities                      2,618

Financing Activities:
 Notes payable maturing in one year                                    (500)
 Senior secured notes                                                (6,465)
 Dividends on common stock                                           (2,160)

       Net cash used by financing activities                         (9,125)

       Net decrease in cash and cash equivalents                     (4,280)

Cash and cash equivalents, beginning of year                          5,325

Cash and cash equivalents, end of year                                1,045


Supplemental Disclosures
Interest paid                                                         6,271

Federal income taxes paid during the year                            10,300

For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.


